Filed Pursuant to Rule 424(b)(5)
Registration No. 333-169374

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee (1)(2)
5.375% Senior Notes due 2020	$350,000,000	99.300%	$347,550,000	$24,780.32

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933 (the “Securities Act”).

(2)	Paid herewith.

Prospectus supplement

(To prospectus dated September 15, 2010)

$350,000,000

5.375% Senior Notes due 2020

Interest payable March 15 and September 15

Issue price: 99.300%

We will pay interest on the notes at an annual rate equal to 5.375% and will pay interest on March 15 and September 15 of each year, beginning on March 15, 2011. The notes will mature on September 15, 2020.

We may redeem the notes, in whole or in part, at any time at the redemption prices described on page S-35. There is no sinking fund for the notes.

The notes will be senior, unsecured obligations of SVB Financial Group, will rank equally among themselves and with all of our other unsecured and unsubordinated indebtedness and will be effectively subordinated in right of payment to all of our existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The notes will not be guaranteed by any of our subsidiaries and will be structurally subordinated to all existing and future indebtedness incurred by our subsidiaries.

The notes will be issued only in registered book-entry form, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The notes will not be listed on any securities exchange. Currently there is no public market for the notes.

The notes are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-8 to read about factors you should consider before buying the notes.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per Note	Total
Public offering price(1)	99.300%	$347,550,000
Underwriting discount and commissions	0.650%	$2,275,000
Proceeds to SVB Financial Group (before expenses)(1)	98.650%	$345,275,000

(1)	Plus accrued and unpaid interest, if any, from September 20, 2010.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about September 20, 2010. Beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants, including Clearstream Banking, société anonyme, Luxembourg and Euroclear Bank S.A./N.V.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan

Co-Managers

Barclays Capital	Keefe, Bruyette & Woods

The date of this prospectus is September 15, 2010.

No one is authorized to give any information or to represent anything not contained in this prospectus supplement, the accompanying prospectus or any issuer free writing prospectus. This prospectus supplement and the accompanying prospectus together are an offer to sell only the notes offered in this offering, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus or any issuer free writing prospectus is current only as of its date.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described under the heading “Where You Can Find More Information.” We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

In this prospectus supplement, as permitted by law, we “incorporate by reference” information from other documents that we file with the Securities and Exchange Commission, or the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus supplement is considered to be automatically updated and superseded. In other words, in case of a conflict or inconsistency between information contained in this prospectus supplement and information incorporated by reference into this prospectus supplement, you should rely on the information contained in the document that was filed later.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. SVB Financial Group’s business, financial condition, results of operations and prospects may have changed since such dates. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase, any of the notes and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

Unless otherwise indicated or unless the context requires otherwise, when we refer in this prospectus supplement to “SVB Financial Group,” the “Company”, “we,” “our,” “us” or similar words, we are referring only to the parent company, SVB Financial Group, a Delaware corporation. References to “notes” in this prospectus supplement are to the 5.375% Senior Notes due 2020 being offered hereby.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein contain certain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements that are not historical facts. Forward-looking statements include, without limitation, the following:

•

Projections of our net interest income, noninterest income, earnings per share, noninterest expenses (including professional service, compliance, compensation and other costs), cash flows, balance sheet positions, capital expenditures, and capitalization or other financial items;

•	Descriptions of strategic initiatives, plans or objectives for future operations, including pending acquisitions;

•	Forecasts of venture capital/private equity funding and investment levels;

•	Forecasts of future interest rates, economic performance, and income on investments;

•	Forecasts of expected levels of provisions for loan losses, loan growth and client funds; and

•	Descriptions of assumptions underlying or relating to any of the foregoing.

In this prospectus supplement and the accompanying prospectus we incorporate by reference forward-looking statements, including but not limited to those discussing our management’s expectations about:

•	Use of the proceeds from this offering;

•	Market and economic conditions (including levels of public offering, mergers/acquisitions and venture capital financing activities) and the associated impact on us;

•	The sufficiency of our capital, including sources of capital (such as funds generated through retained earnings) and the extent of which capital may be used or required;

•	The adequacy of our liquidity position, including sources of liquidity (such as funds generated through retained earnings);

•	Our payment of cash dividends on, or our repurchase of, our common stock;

•	Our overall investment plans, strategies and activities, including venture capital/private equity funding and investments, and our investment of excess cash/liquidity;

•	The realization, timing, valuation and performance of equity or other investments;

•	The likelihood that the market value of our impaired investments will recover;

•	Our intention to sell our investment securities prior to recovery of our cost basis, or the likelihood of such;

•	Expected cash requirements of unfunded commitments to certain investments, including capital calls;

•

Our overall management of interest rate risk, including managing the sensitivity of our interest-earning assets and interest-bearing liabilities to interest rates, and the impact to earnings from a change in interest rates;

•	The credit quality of our loan portfolio, including levels and trends of nonperforming loans, impaired loans and troubled debt restructurings;

•	The adequacy of reserves (including allowance for loan and lease losses) and the appropriateness of our methodology for calculating such reserves;

•	The level of loan balances;

•	The level of deposit balances;

•	The level of client investment fees and associated margins;

•	The profitability of our products and services;

•	Our strategic initiatives, including the expansion of operations in China, India, Israel, the United Kingdom and elsewhere;

•	The expansion and growth of our noninterest income sources;

•	The financial impact of continued growth of our funds management business;

•

Our plans to form new managed investment funds and our intention to transfer certain existing investment commitments to new funds; the subsequent reduction in our total unfunded investment commitments upon such transfer and the associated accounting treatment;

•	Distributions of private equity or debt fund investment proceeds; intentions to sell such fund investments;

•	The extent to which our products and services will meet changing client needs;

•	The changes in, or adequacy of, our unrecognized tax benefits and any associated impact;

•	Payment or settlement upon conversion of convertible debt instruments;

•	The extent to which counterparties, including those to our forward and option contracts, will perform their contractual obligations;

•	The effect of application of certain accounting pronouncements;

•	The effect of lawsuits and claims;

•	The effect of federal and state regulations on our business;

•	Regulatory developments; and

•	Meeting internal performance targets for 2010 with respect to incentive compensation expenses.

You can identify these and other forward-looking statements by the use of words such as “becoming”, “may”, “will”, “should”, “predicts”, “potential”, “continue”, “anticipates”, “believes”, “estimates”, “seeks”, “expects”, “plans”, “intends”, the negative of such words, or comparable terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we have based these expectations on our beliefs as well as our assumptions, and such expectations may prove to be incorrect. Our actual results of operations and financial performance could differ significantly from those expressed in or implied by our management’s forward-looking statements. For factors, risks, uncertainties and assumptions that could cause our actual results of operations and financial performance to differ significantly from those expressed in or implied by our management’s forward-looking statements, please see the “Risk Factors” section provided below and in portions of our periodic reports filed with the SEC and incorporated by reference in this prospectus supplement and the accompanying prospectus. There is no assurance that any list of risks and uncertainties or risk factors is complete.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus supplement, the accompanying prospectus and the information incorporated by reference may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements are based on information available to us on the date of the document that contains the forward-looking statements, and we assume no obligation to update any such forward-looking statements.

Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to review any additional disclosures we make in the documents we subsequently file with the SEC that are incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in the accompanying prospectus.

SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and does not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the notes. You should pay special attention to the “Risk Factors” section of this prospectus supplement to determine whether an investment in the notes is appropriate for you.

About SVB Financial Group

SVB Financial Group

SVB Financial Group is a diversified financial services company, as well as a bank holding company and financial holding company. It was incorporated in the state of Delaware in March 1999. Through our various subsidiaries and divisions, we offer a variety of banking and financial products and services. For over 25 years, we have been dedicated to helping entrepreneurs succeed, especially in the technology, life science, venture capital/private equity and premium wine industries. We provide our clients of all sizes and stages with a diverse set of products and services to support them throughout their life cycles.

We offer commercial banking products and services through our principal subsidiary, Silicon Valley Bank (the “Bank”), which is a California state-chartered bank founded in 1983 and a member of the Federal Reserve System. Through its subsidiaries, the Bank also offers brokerage, investment advisory and asset management services. We also offer non-banking products and services, such as funds management, venture capital investment and equity valuation services, through our subsidiaries and divisions.

We operate through 26 offices in the United States, as well as offices in China, India, Israel and the United Kingdom.

For reporting purposes, SVB Financial Group has four operating segments for which we report our financial information:

•

Global Commercial Bank provides solutions to the financial needs of commercial clients through lending, deposit products, cash management services, and global banking and trade products and services. It also serves the needs of our non-U.S. clients with global banking products, including loans, deposits and global finance, in key foreign entrepreneurial markets, where applicable.

•

Relationship Management provides banking products and services to our premium wine industry clients, including vineyard development loans, as well as a range of credit services to targeted high-net-worth individuals using both long-term secured and short-term unsecured lines of credit.

•

SVB Capital manages venture capital funds on behalf of SVB Financial Group and other third party limited partners. The SVB Capital family of funds is comprised of funds of funds and co-investment funds.

•

Other Business Services includes the results of our Sponsored Debt Funds & Strategic Investments segment, which is comprised of (i) our sponsored debt funds: Gold Hill Funds, which provide secured debt to private companies of all stages, and Partners for Growth Funds, which provide secured debt primarily to mid-stage and late-stage clients, and (ii) certain strategic investments held by SVB Financial Group. Other Business Services also includes the results of SVB Analytics, which provides equity valuation and equity management services to private companies and venture capital firms.

Other Information

Our principal executive offices are located at 3003 Tasman Drive, Santa Clara, California 95054, and our telephone number is (408) 654-7400. We maintain a website at www.svb.com. We are not incorporating the contents of, or information accessible through, our website into this prospectus.

Risk Factors

An investment in the notes involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page S-8 of this prospectus supplement and in the “Risk Factors” section included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto, before making an investment decision.

Summary of Offering

The following summary contains basic information about the notes and is not complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, you should read the section of this prospectus supplement entitled “Description of the Notes,” together with the section of the prospectus entitled “Description of the Senior Debt Securities.”

Issuer	SVB Financial Group, a Delaware corporation.

Notes offered	$350,000,000 aggregate principal amount of 5.375% Senior Notes due 2020 (the “notes”).

Issue price	99.300%

Issue date	September 20, 2010.

Maturity date	September 15, 2020.

Interest rate; Interest payment dates	We will pay interest on the notes at an annual rate equal to 5.375% and will pay such interest on March 15 and September 15 of each year (each an “interest payment date”), beginning on March 15, 2011.

Record dates	March 1 and September 1.

Day count convention	30/360.

No guarantees	The notes are not guaranteed by any of our subsidiaries. As a result, the notes will be structurally subordinated to the liabilities of our subsidiaries as discussed below under “Ranking.”

Ranking	The notes will be our senior unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness and will be effectively subordinated to our existing and future secured indebtedness, to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of our subsidiaries.

As of June 30, 2010, our consolidated subsidiaries had, in the aggregate, outstanding debt and other liabilities, including deposits, of approximately $13.3 billion, all of which would structurally rank senior to the notes in case of liquidation or otherwise. As of June 30, 2010, SVB Financial Group on an unconsolidated basis had an aggregate of approximately $256.4 million of outstanding senior debt and approximately $51.5 million of outstanding subordinated debt, $6.4 million of which was secured.

The indenture does not limit the amount of additional indebtedness we or our subsidiaries may incur.

Optional redemption	We may redeem the notes at any time, in whole or from time to time in part, at the redemption prices described under “Description of the Notes—Optional Redemption by Us” in this prospectus supplement.

Sinking fund	There is no sinking fund for the notes.

Future issuances	The notes will initially be limited to an aggregate principal amount of $350,000,000. We may from time to time, without notice to or consent of the holders, increase the aggregate principal amount of the notes outstanding by issuing additional notes in the future with the same terms as the notes, except for the issue date and offering price, and such additional notes shall be consolidated with the notes issued in this offering and form a single series.

Use of proceeds	We expect to receive net proceeds from this offering of approximately $344.3 million after deducting underwriting discounts and commissions and estimated expenses payable by us. We intend to use (i) approximately $250 million of the net proceeds from the sale of the notes to cash settle that portion of our conversion obligation due upon conversion of our 3.875% Convertible Senior Notes due 2011 equal to the principal amount of those notes, or to the extent not converted, to otherwise repay the principal amount of those notes when they become due on April 15, 2011, and (ii) the remaining net proceeds for general corporate purposes, including working capital. See the section entitled “Use of Proceeds.”

Form and denomination	The notes will be offered in book-entry form through the facilities of The Depository Trust Company in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Listing	The notes will not be listed on any securities exchange.

Governing law	The notes and the indenture pursuant to which we will issue the notes will be governed by the laws of the State of New York.

Trustee	U.S. Bank National Association.

No prior market	The notes will be new securities for which there is no existing market. Although the underwriters have informed us that they intend to make a market in the notes, they are not obligated to do so, and they may discontinue market-making activities at any time without notice. We cannot assure you that an active or liquid market for the notes will develop or be maintained.

Summary Selected Consolidated Financial Information

We present below our summary selected consolidated financial information. The summary consolidated statements of income data for fiscal years 2009, 2008 and 2007 and the summary consolidated balance sheet data as of December 31, 2009 and 2008 have been derived from our audited consolidated financial statements incorporated by reference into this prospectus supplement. The summary consolidated statements of income for fiscal years 2006 and 2005 and the summary consolidated balance sheet data as of December 31, 2007, 2006 and 2005 have been derived from our audited consolidated financial statements which have not been incorporated by reference into this prospectus supplement. The summary consolidated statements of income data for the first six months of fiscal 2010 and 2009 and the summary consolidated balance sheet data as of June 30, 2010 and 2009 have been derived from our unaudited interim consolidated financial statements incorporated by reference in this prospectus supplement. The unaudited consolidated financial data include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The historical results presented below are not necessarily indicative of financial results to be achieved in future periods, and the results for the first six months of fiscal 2010, are not necessarily indicative of results to be expected for the full year 2010 or for any other period. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes, each included in our annual report on Form 10-K for the year ended December 31, 2009 (as updated to reflect revised segment financial reporting in our current report on Form 8-K filed on September 15, 2010) and our quarterly report on Form 10-Q for the quarter ended June 30, 2010, incorporated by reference in this prospectus supplement.

	Six months ended June 30,		Year ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share data and ratios)
Income Statement Summary:
Net interest income	$207,276	$183,192	$382,150	$368,595	$375,842	$352,457	$299,293
Provision for loan losses	(18,153)	(64,859)	(90,180)	(100,713)	(16,836)	(9,877)	(237)
Noninterest income	89,430	22,694	97,743	152,365	220,969	141,206	117,495
Noninterest expense excluding impairment of goodwill	(202,756)	(172,060)	(339,774)	(312,887)	(329,265)	(304,069)	(259,860)
Impairment of goodwill	—	(4,092)	(4,092)	—	(17,204)	(18,434)	—

Income (loss) before income tax expense	75,797	(35,125)	45,847	107,360	233,506	161,283	156,691
Income tax expense	(25,401)	(4,726)	(35,207)	(52,213)	(84,581)	(65,782)	(60,758)

Net income (loss) before cumulative effect of change in accounting principle	50,396	(39,851)	10,640	55,147	148,925	95,501	95,933
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	—	192	—

Net income (loss) before noncontrolling interests	50,396	(39,851)	10,640	55,147	148,925	95,693	95,933
Net (income) loss attributable to noncontrolling interests	(10,719)	42,954	37,370	19,139	(28,596)	(6,308)	(3,396)

Net income attributable to SVBFG	$39,677	$3,103	$48,010	$74,286	$120,329	$89,385	$92,537

Preferred stock dividend and discount accretion	—	(7,081)	(25,336)	(707)	—	—	—

Net income (loss) available to common stockholders	$39,677	$(3,978)	$22,674	$73,579	$120,329	$89,385	$92,537

	Six months ended June 30,		Year ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share data and ratios)
Common Share Summary:
Earnings (loss) per common share—basic, before cumulative effect of change in accounting principle	$0.95	$(0.12)	$0.67	$2.27	$3.54	$2.57	$2.64
Earnings (loss) per common share—diluted, before cumulative effect of change in accounting principle	0.94	(0.12)	0.66	2.16	3.28	2.37	2.40
Earnings (loss) per common share—basic	0.95	(0.12)	0.67	2.27	3.54	2.58	2.64
Earnings (loss) per common share—diluted	0.94	(0.12)	0.66	2.16	3.28	2.38	2.40
Book value per common share	29.53	24.04	27.30	23.40	20.70	18.27	16.19
Weighted average shares outstanding-basic	41,558	32,960	33,901	32,425	33,950	34,681	35,115
Weighted average shares outstanding-diluted	42,340	32,960	34,183	34,015	36,738	37,615	38,489

Period-End Balance Sheet Summary:
Investment securities	$5,954,572	$2,638,380	$4,491,719	$1,786,100	$1,602,574	$1,692,343	$2,037,270
Loans, net of unearned income	4,450,189	4,844,253	4,548,094	5,506,253	4,151,730	3,482,402	2,843,353
Goodwill	—	—	—	4,092	4,092	21,296	35,638
Total assets	14,903,986	11,465,887	12,841,399	10,018,280	6,692,171	6,081,452	5,541,715
Deposits	12,140,413	8,994,583	10,331,937	7,473,472	4,611,203	4,057,625	4,252,730
Short-term borrowings	44,735	31,340	38,755	62,120	90,000	683,537	279,475

Long-term debt:
3.875% convertible senior notes	248,134	245,876	246,991	244,783	—	—	—
Junior subordinated debentures	55,636	55,950	55,986	55,914	52,511	51,355	48,228
Senior and subordinated notes(1)	559,655	549,133	546,334	593,323	520,805	—	—
Zero-coupon convertible subordinated notes	—	—	—	—	147,256	148,441	147,604
Other long-term debt	6,385	58,682	7,339	101,403	152,669	152,669	—

Total long-term debt	869,810	909,641	856,650	995,423	873,241	352,465	195,832

SVBFG stockholders’ equity	1,237,103	1,019,219	1,128,343	991,356	676,369	628,514	569,301

Average Balance Sheet Summary:
Investment securities	$4,604,006	$1,649,429	$2,282,331	$1,338,516	$1,364,461	$1,684,178	$1,984,178
Loans, net of unearned income	4,113,789	4,947,180	4,699,696	4,633,048	3,522,326	2,882,088	2,368,362
Goodwill	—	2,013	1,000	4,092	12,576	27,653	35,638
Total assets	14,062,581	10,693,489	11,326,341	7,418,303	6,019,974	5,387,435	5,189,777
Deposits	11,438,924	8,181,546	8,794,099	4,896,324	3,962,260	3,921,857	4,166,476
Short-term borrowings	45,193	46,442	46,133	304,896	320,129	400,913	69,499
Long-term debt:
3.875% convertible senior notes	247,477	245,157	245,756	179,538	—	—	—
Junior subordinated debentures	55,815	55,930	55,948	53,093	50,894	50,223	49,309
Senior and subordinated notes(1)	552,554	565,583	560,398	531,523	313,148	—	—
Zero-coupon convertible subordinated notes	—	—	—	69,978	147,870	148,002	147,181
Other long-term debt	7,154	91,050	61,752	146,562	152,669	17,741	8,035

Total long-term debt	863,000	957,720	923,854	980,694	664,581	215,966	204,525

SVBFG stockholders’ equity	1,181,674	1,011,164	1,063,175	720,851	669,190	589,206	541,426

	Six months ended June 30,		Year ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share data and ratios)
Capital Ratios:
Total risk-based capital ratio	19.98%	18.46%	19.94%	17.58%	16.02%	13.95%	14.75%
Tier 1 risk-based capital ratio	15.65	13.89	15.45	12.51	11.07	12.34	12.39
Tier 1 leverage ratio	8.56	9.88	9.53	13.00	11.91	12.46	11.64
Average SVBFG stockholders’ equity to average assets	8.40	9.46	9.39	9.72	11.12	10.94	10.43

Selected Financial Results:
Return on average assets (annualized)	0.57%	0.06%	0.42%	1.00%	2.00%	1.66%	1.78%
Return on average common SVBFG stockholders’ equity (annualized)	6.77	(1.02)	2.68	10.38	17.98	15.17	17.09
Net interest margin	3.25	3.83	3.73	5.72	7.19	7.38	6.46
Gross charge-offs to average total gross loans (annualized)	1.38	2.58	3.03	1.02	0.55	0.48	0.52
Net charge-offs to average total gross loans (annualized)	0.91	2.50	2.64	0.87	0.35	0.14	0.04
Nonperforming assets as a percentage of total assets	0.34	0.98	0.41	0.88	0.14	0.27	0.25
Allowance for loan losses as a percentage of total gross loans	1.60	2.26	1.58	1.93	1.13	1.22	1.28

(1)	Included in our senior and subordinated notes balance are shortcut method adjustments for the corresponding interest rate swap hedges recorded as a component of other assets on the balance sheet.

RISK FACTORS

An investment in the notes involves certain risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement and the accompanying prospectus.

Risks Relating to the Notes

The notes are our obligations and not obligations of our subsidiaries and will be structurally subordinated to the claims of our subsidiaries’ creditors.

The notes are exclusively our obligations and not those of our subsidiaries. We are a bank holding company that conducts substantially all of our operations through our bank and non-bank subsidiaries. As a result, our ability to make payments on the notes will depend primarily upon the receipt of dividends and other distributions from our subsidiaries. If we do not receive sufficient cash dividends and other distributions from our subsidiaries, it is unlikely that we will have sufficient funds to make payments on the notes.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds to pay our obligations, whether by dividends, distributions, loans or other payments. In addition, any dividend payments, distributions, loans or advances to us by our subsidiaries in the future will require the generation of future earnings by our subsidiaries and may require regulatory approval. Regulations of the Federal Reserve and the California Department of Financial Institutions affect the ability of Silicon Valley Bank to pay dividends and other distributions to us and to make loans to us. If Silicon Valley Bank is unable to make dividend payments to us and sufficient capital is not otherwise available, we may not be able to make principal and interest payments on our debt, including the notes.

In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise will generally be subject to the prior claims of creditors of that subsidiary. Your ability as a holder of the notes to benefit indirectly from that distribution also will be subject to these prior claims. The notes are not guaranteed by any of our subsidiaries. As a result, the notes will be structurally subordinated to all existing and future liabilities and obligations of our subsidiaries, including deposits, which means that our subsidiaries’ creditors will be paid from our subsidiaries’ assets before holders of the notes would have any claims to those assets. At June 30, 2010, the aggregate amount of all debt and other liabilities of our consolidated subsidiaries, including deposits, that would structurally rank senior to the notes was approximately $13.3 billion. Our subsidiaries may incur additional debt and liabilities in the future, all of which would rank structurally senior to the notes.

The notes will be effectively junior to all of our and our subsidiaries’ secured indebtedness.

The notes will be effectively subordinated to any future secured debt we or our subsidiaries may incur to the extent of the value of the assets securing such debt. In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, any debt that ranks ahead of the notes will be entitled to be paid in full from our assets before any payment may be made with respect to the notes. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same ranking as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we may not have sufficient assets to pay amounts due on the notes. As a result, if holders of the notes receive any payments, they may receive less, ratably, than holders of secured indebtedness.

As of June 30, 2010 we had $6.4 million of secured indebtedness outstanding. Additionally, the indenture under which the notes will be issued does not preclude us from issuing secured debt. See the section of this prospectus supplement entitled “Description of the Notes—Restrictive Covenants.”

There are limited covenants in the indenture.

Neither we nor any of our subsidiaries is restricted from incurring additional debt or other liabilities, including additional senior debt, under the indenture. If we incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. We expect to incur, from time to time, additional debt and other liabilities. In addition, we are not restricted under the indenture from granting security interests over our assets, except with respect to the limitation on liens covenant described under “Description of the Notes—Restrictive Covenants” in this prospectus supplement, or from paying dividends or issuing or repurchasing our securities.

In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction, reorganization, a default under our existing indebtedness, restructuring, merger or similar transaction that may adversely affect you, except to the extent described under “Description of the Notes—Merger, Consolidation or Sale of Assets” included in this prospectus supplement. As a result, we could enter into any such transaction even though the transaction could increase the total amount of our outstanding indebtedness, adversely affect our capital structure or credit rating or otherwise adversely affect the holders of the notes. If any such transaction should occur, the value of your notes may decline.

The notes are not insured or guaranteed by the FDIC.

The notes are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality. In addition, the notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program.

You may be unable to sell the notes because there is no public trading market for the notes.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or included in any automated quotation system. Consequently, the notes will be relatively illiquid and you may be unable to sell your notes. Although the representatives of the underwriters have advised us that, following completion of the offering of the notes, one or more of the underwriters currently intend to make a secondary market in the notes, they are not obligated to do so and may discontinue any market-making activities at any time without notice. Accordingly, a trading market for the notes may not develop or any such market may not have sufficient liquidity. Accordingly, we cannot assure you that a trading market for the notes will ever develop or be maintained. Many factors independent of our creditworthiness affect the trading market. These factors include the:

•	propensity of existing holders to trade their positions in the notes;

•	time remaining to the maturity of the notes;

•	outstanding amount of the notes;

•	redemption of the notes; and

•	level, direction and volatility of market interest rates generally.

The price at which you will be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest.

We believe that the value of the notes in any secondary market will be affected by the supply and demand for the notes, the interest rate and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

United States interest rates. We expect that the market value of the notes will be affected by changes in United States interest rates. In general, if United States interest rates increase, the market value of the notes may decrease.

Our credit rating, financial condition and results. Actual or anticipated changes in our credit ratings or financial condition may affect the market value of the notes.

We want you to understand that the impact of one of the factors above, such as an increase in United States interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an improvement in our credit rating.

Ratings of the notes may change after issuance and affect the market price and marketability of the notes.

We currently expect that, prior to issuance, the notes will be rated by one or more ratings agencies. Such ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There is no assurance that such credit ratings will be issued or remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. It is also possible that such ratings may be lowered in connection with future events, such as future acquisitions or regulatory action taken against us. Any lowering, suspension or withdrawal of such ratings or the anticipation of such changes may have an adverse effect on the market price or marketability of the notes. In addition, any decline in the ratings of the notes may make it more difficult for us to raise capital on acceptable terms.

Redemption may adversely affect your return on the notes.

We have the right to redeem some or all of the notes prior to maturity. We may redeem the notes at times when prevailing interest rates may be relatively low. Accordingly, you may not be able to reinvest the amount received upon a redemption in a comparable security at an effective interest rate as high as that of the notes.

Risks Relating to Our Company and Business

Relating to Market and Economic Environment

The continuation or worsening of recent market and economic conditions may adversely affect our industry, business, results of operations and ability to access capital.

Overall deterioration in domestic or global economic conditions, especially in the technology, life science, venture capital/private equity and premium wine industry niches or overall financial capital markets may adversely affect our business, growth, results of operations and ability to access capital. A global, domestic or significant regional economic slowdown or recession, could harm us by adversely affecting our clients’ and prospective clients’ access to capital to fund their businesses, their ability to sustain and grow their businesses, the level of funds they have available to maintain deposits, their demand for loans, their ability to repay loans and otherwise.

The United States has been in a serious economic downturn, as have economies around the world. Financial markets have been volatile, business and consumer spending has declined, and overall business activities have slowed, including a general slowdown in mergers and acquisitions (“M&A”) and initial public offerings (“IPOs”) of companies—events upon which the venture capital and private equity community relies to “exit” their investments. Overall venture capital financing activity has also slowed in recent periods. There have been limited signs of economic recovery recently, such as a modest increase in the number of IPOs and M&A activity levels, yet economic conditions continue to be challenging. If recent market and economic conditions persist, our clients will continue to be adversely impacted, as will our investment returns, valuations of companies, and overall levels of venture capital and private equity investments, which may have a material and adverse effect on our business, financial condition and results of operations. A worsening of these conditions could likely exacerbate the adverse effect on us.

As a result of recent economic conditions, the capital and credit markets have experienced extreme volatility and disruption. We depend on access to equity and debt markets as one of our primary sources to raise capital. There has been some improvement to market conditions, particularly access to equity and debt markets; however, if recent levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Credit Risks

If our clients fail to perform under their loans, our business, results of operations and financial condition could be adversely affected.

As a lender, we face the risk that our client borrowers will fail to pay their loans when due. If borrower defaults cause large aggregate losses, it could have a material adverse effect on our business, results of operations and financial condition. We reserve for such losses by establishing an allowance for loan losses, the increase of which results in a charge to our earnings as a provision for loan losses. We have established an evaluation process designed to determine the adequacy of our allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the forecasts and establishment of loan losses are dependent to a great extent on our subjective assessment based upon our experience and judgment. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience or are otherwise inconsistent or out of pattern with regards to our credit quality assessments. There can be no assurance that our allowance for loan losses will be sufficient to absorb future loan losses or prevent a material adverse effect on our business, financial condition and results of operations.

Because of the credit profile of our loan portfolio, our levels of nonperforming assets and charge-offs can be volatile. We may need to make material provisions for loan losses in any period, which could reduce net income or increase net losses in that period.

Our loan portfolio has a credit profile different from that of most other banking companies. In addition, the credit profile of our clients varies across our loan portfolio, based on the nature of the lending we do for different market segments. In our portfolios for emerging, early-stage and mid-stage companies, many of our loans are made to companies with modest or negative cash flows and no established record of profitable operations. Repayment of these loans may be dependent upon receipt by borrowers of additional equity financing from venture capitalists or others, or in some cases, a successful sale to a third party or a public offering. In recent periods, due to the overall weakening of the economic environment, venture capital financing activity has slowed, and IPOs and M&A activities have slowed significantly. If economic conditions worsen or do not continue to improve, such activities may slow down even further. Venture capital firms may provide financing at lower levels, more selectively or on less favorable terms, which may have an adverse effect on our borrowers that are otherwise dependent on such financing to repay their loans to us. Moreover, collateral for many of our loans often includes intellectual property, which is difficult to value and may not be readily salable in the case of default. Because of the intense competition and rapid technological change that characterizes the companies in the technology and life science industry sectors, a borrower’s financial position can deteriorate rapidly.

Additionally, we may enter into accounts receivable financing arrangements with our company clients. The repayment of these arrangements is dependent on the financial condition, and payment ability, of third parties with whom our clients do business. Such third parties may be unable to meet their financial obligations to our clients, especially in a weakened economic environment.

In our portfolio of venture capital and private equity firm clients, many of our clients have capital call lines of credit, the repayment of which is dependent on the payment of capital calls by the underlying limited partner investors in the funds managed by these firms. These limited partner investors may face liquidity issues or have difficulties meeting their financial commitments, especially during unstable economic times, which may lead to our clients’ inability to meet their repayment obligations to us.

We have been increasing our efforts to lend to corporate technology and large corporate clients, including some companies with greater levels of debt relative to their equity, and have increased the average size of our loans over time. Increasing our larger loan commitments could increase the impact on us of any single borrower default.

We lend to targeted high net-worth individual clients through our Private Client Services (“PCS”) group. These individual clients may face difficulties meeting their financial commitments, especially during a challenging economic environment, and may be unable to repay their loans. We also lend to premium wineries and vineyards through our SVB Wine group. Repayment of loans made to these clients may be dependent on overall grape supply (which may be adversely affected by poor weather or other natural conditions) and overall wine demand and sales, or other sources of financing or income (which may be adversely affected by a challenging economic environment).

For all of these reasons, our level of nonperforming loans, loan charge-offs and allowance for loan losses can be volatile and can vary materially from period to period. Increases in our level of nonperforming loans or loan charge-offs may require us to increase our provision for loan losses in any period, which could reduce our net income or cause net losses in that period. Additionally, such increases in our level of nonperforming loans or loan charge-offs may also have an adverse effect on our credit ratings and market perceptions of us.

The borrowing needs of our clients may be volatile, especially during a challenging economic environment. We may not be able to meet our unfunded credit commitments, or adequately reserve for losses associated with our unfunded credit commitments, which could have a material effect on our business, financial condition, results of operations and reputation.

A commitment to extend credit is a formal agreement to lend funds to a client as long as there is no violation of any condition established under the agreement. The actual borrowing needs of our clients under these credit commitments have historically been lower than the contractual amount of the commitments. A significant portion of these commitments expire without being drawn upon. Because of the credit profile of our clients, we typically have a substantial amount of total unfunded credit commitments, which is reflected off our balance sheet. At June 30, 2010, we had $5.3 billion in total unfunded credit commitments. Actual borrowing needs of our clients may exceed our expected funding requirements, especially during a challenging economic environment when our client companies may be more dependent on our credit commitments due to the lack of available credit elsewhere, the increasing costs of credit, or the limited availability of financings from more discerning and selective venture capital/private equity firms. In addition, limited partner investors of our venture capital/private equity fund clients may fail to meet their underlying investment commitments due to liquidity or other financing issues, which may impact our clients’ borrowing needs. Any failure to meet our unfunded credit commitments in accordance with the actual borrowing needs of our clients may have a material adverse effect on our business, financial condition, results of operations and reputation.

Additionally, we establish a reserve for losses associated with our unfunded credit commitments. The level of the reserve for unfunded credit commitments is determined by following a methodology similar to that used to establish our allowance for loan losses in our funded loan portfolio. The reserve is based on credit commitments outstanding, credit quality of the loan commitments, and management’s estimates and judgment, and is susceptible to significant changes. There can be no assurance that our reserve for unfunded credit commitments will be adequate to provide for actual losses associated with our unfunded credit commitments. An increase in the reserve for unfunded credit commitments in any period may result in a charge to our earnings, which could reduce our net income or increase net losses in that period.

Market/Liquidity Risks

Our current level of interest rate spread may decline in the future. Any material reduction in our interest rate spread, or a sustained period of low market interest rates, could have a material adverse effect on our business, results of operations or financial condition.

A major portion of our net income comes from our interest rate spread, which is the difference between the interest rates paid by us on amounts used to fund assets and the interest rates and fees we receive on our interest-earning assets. We fund assets using deposits and other borrowings. While we are increasingly offering more interest-bearing deposit products, a majority of our deposit balances are from our noninterest bearing products. Our interest-earning assets include outstanding loans extended to our clients, securities held in our investment portfolio and cash held at the Federal Reserve. Overall, the interest rates we pay on our interest-bearing liabilities and receive on our interest-earning assets, and our level of interest rate spread, could be affected by a variety of factors, including changes in market interest rates, competition, and a change over time in the mix of loans, investment securities, deposits and other liabilities on our balance sheet.

Changes in market interest rates, such as the Federal Funds rate, generally impact our interest rate spread. While changes in interest rates do not produce equivalent changes in the revenues earned from our interest-earning assets and the expenses associated with our interest-bearing liabilities, increases in market interest rates will nevertheless likely cause our interest rate spread to increase. Conversely, if interest rates decline, our interest rate spread will likely decline. Decreases in market interest rates, especially during 2008 and 2009, have caused our interest rate spread to decline significantly, which has reduced our net income. Sustained low levels of market interest rates will likely continue to put pressure on our results of operations. Unexpected interest rate declines may also adversely affect our business forecasts and expectations. Interest rates are highly sensitive to many factors beyond our control, such as inflation, recession, global economic disruptions, unemployment and the fiscal and monetary policies of the federal government and its agencies.

Any material reduction in our interest rate spread or the continuation of sustained low levels of market interest rates could have a material adverse effect on our business, results of operations and financial condition.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. We require sufficient liquidity to meet our expected, as well as unexpected, financial obligations and requirements. An inability to raise funds through deposits, borrowings, equity/debt offerings and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities, or on terms attractive to us, could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a reduction in our credit ratings, an increase in costs of capital in financial capital markets, a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us, or a decrease in depositor or investor confidence in us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole.

Additionally, our credit ratings are important to our liquidity and our business. A reduction in our credit ratings could adversely affect our liquidity and competitive position, increase our borrowing costs, and limit our access to the capital markets. Moreover, a reduction in our credit ratings could increase the interest rates we pay on deposits, or adversely affect perceptions about our creditworthiness or our overall reputation.

Equity warrant assets, venture capital and private equity funds and direct equity investment portfolio gains or losses depend upon the performance of the portfolio investments and the general condition of the public equity markets, which are uncertain and may vary materially by period.

In connection with negotiated credit facilities and certain other services, we frequently obtain equity warrant assets giving us the right to acquire stock in certain client companies. We also make investments through our

SVB Capital family of funds in venture capital funds and direct investments in companies, which are required to be carried at fair value. The fair value of these warrants and investments are reflected in our financial statements and are adjusted on a quarterly basis. Fair value changes are generally recorded as unrealized gains or losses through consolidated net income. The timing and amount of changes in fair value, if any, of these financial instruments depend upon factors beyond our control, including the performance of the underlying companies, fluctuations in the market prices of the preferred or common stock of the underlying companies, the timing of our receipt of relevant financial information, general volatility and interest rate market factors, and legal and contractual restrictions. The timing and amount of our realization of actual net proceeds, if any, from the disposition of these financial instruments depend upon factors beyond our control, including investor demand for IPOs, levels of M&A activity, legal and contractual restrictions on our ability to sell, and the perceived and actual performance and future value of portfolio companies. Because of the inherent variability of these financial instruments and the markets in which they are bought and sold, the fair market value of these financial instruments might increase or decrease materially, and the net proceeds realized upon disposition might be less than the then-current recorded fair market value.

We cannot predict future realized or unrealized gains or losses, and any such gains or losses are likely to vary materially from period to period. Additionally, the value of our equity warrant asset portfolio depends on the number of warrants we obtain, and in future periods, we may not be able to continue to obtain such equity warrant assets to the same extent we have historically achieved.

Public equity offerings and mergers and acquisitions involving our clients or a slowdown in venture capital investment levels may reduce the borrowing needs of our clients, which could adversely affect our business, results of operations and financial condition.

While an active market for public equity offerings and mergers and acquisitions generally has positive implications for our business, one negative consequence is that our clients may pay off or reduce their loans with us if they complete a public equity offering, are acquired by or merge with another entity or otherwise receive a significant equity investment. The recent economic conditions reflect a slowdown in such transactions, however if the levels of such transactions were to increase, our total outstanding loans may decline. Moreover, our capital call lines of credit are typically utilized by our venture capital fund clients to make investments prior to receipt of capital called from their respective limited partners. A slowdown in overall venture capital investment levels may reduce the need for our clients to borrow from our capital call lines of credit. Any significant reduction in the outstanding amounts of our loans or under our lines of credit could have a material adverse effect on our business, results of operations and financial condition.

Failure to raise additional funds from third-party investors for our funds managed by SVB Capital may require us to use capital to fund commitments to other funds, which may have a material adverse effect on our business, financial condition and reputation.

From time to time, we form new investment funds through our funds management division, SVB Capital. These funds include funds that invest in other venture capital funds (which we refer to as funds of funds) and portfolio companies (which we refer to as direct equity funds). Our managed funds are typically structured as limited partnerships, heavily funded by third party limited partners and ultimately managed by us through our SVB Capital division. SVB Financial Group typically will also make a significant capital commitment to each of these funds as a limited partner.

Prior to forming a new fund of funds, SVB Financial Group has made and may make investment commitments intended for the new fund, in order to show potential investors the types of funds in which the new fund will invest. Until these investments are transferred to the new fund, which typically will occur upon the acceptance of binding commitments from third-party limited partners (the “closing”), these investments are obligations of SVB Financial Group. If we fail to attract sufficient capital from third-party investors to conduct the closing of a fund, we may be required to permanently allocate capital to these investments when we otherwise had intended them to be temporary obligations. If, under such circumstances, we decide to sell these investments or fail to meet our obligations, we may lose some or all of the capital that has already been deployed and may be subject to legal claims. Any unexpected permanent allocation of capital toward these investments, loss of capital contributed to these investments or legal claims against us could have a material adverse effect on our business and financial condition, as well as our reputation.

The soundness of other financial institutions could adversely affect us.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients, which may result in payment obligations to us or to our clients due to products arranged by us. Many of these transactions expose us to credit and market risk that may cause our counterparty or client to default. In addition, we are exposed to market risk when the collateral we hold cannot be realized or is liquidated at prices not sufficient to recover the full amount of the secured obligation. There is no assurance that any such losses would not materially and adversely affect our business, results of operations and financial condition.

Operational Risks

If we fail to retain our key employees or recruit new employees, our growth and results of operations could be adversely affected.

We rely on key personnel, including a substantial number of employees who have technical expertise in their subject matter area and/or a strong network of relationships with individuals and institutions in the markets we serve. If we were to have less success in recruiting and retaining these employees than our competitors, for reasons including regulatory restrictions on compensation practices or the availability of more attractive opportunities elsewhere, our growth and results of operations could be adversely affected.

The manner in which we structure our employee compensation could adversely affect our results of operations and cash flows, as well as our ability to attract, recruit and retain key employees.

In May 2006, in an effort to align our equity grant rate to that of other financial institutions similar to us, we committed to restrict the total number of shares of our common stock issued under stock options, restricted stock awards, restricted stock unit awards, stock bonus awards and any other equity awards granted during a fiscal year as a percentage of the total number of shares outstanding on a prospective basis. In light of this restriction, we may in the future consider taking other actions to modify employee compensation structures, such as granting cash compensation or other cash-settled forms of equity compensation, which may result in an additional charge to our earnings.

How we structure our equity compensation may also have an adverse effect on our ability to attract, recruit and retain key employees. Our decision in May 2006 to reduce equity awards to be granted on a prospective basis, and any other similar changes limiting our equity awards that we may adopt in the future, could negatively impact our hiring and retention strategies. Moreover, recent economic conditions have reduced our share price, causing existing employee options and equity awards to have exercise prices higher—in some cases, meaningfully higher—than our actual share price. These factors could adversely affect our ability to attract, recruit and retain certain key employees.

The occurrence of fraudulent activity or breaches of our information security could have a material adverse effect on our business, financial condition and results of operations.

As a financial institution, we are susceptible to fraudulent activity that may be committed against us or our clients, which may result in financial losses to us or our clients, privacy breaches against our clients, or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. In recent periods, there has been a rise in electronic fraudulent activity within the financial services industry, especially in the commercial banking sector due to cyber criminals targeting commercial bank accounts. Consistent with industry trends, we have also experienced an increase in attempted electronic fraudulent activity in recent periods.

Information pertaining to us and our clients are maintained, and transactions are executed, on our internal networks and Internet-based systems, such as our online banking system. The secure maintenance and transmission of confidential information, as well as execution of transactions over these systems, are essential to protect us and our clients against fraud and to maintain our clients’ confidence. Increases in criminal activity levels and sophistication, advances in computer capabilities, new discoveries, vulnerabilities in third-party technologies (including browsers and operating systems) or other developments could result in a compromise or breach of the technology, processes and controls that we use to prevent fraudulent transactions and to protect data about us, our clients and underlying transactions, as well as the technology used by our clients to access our systems. Although we have developed systems and processes that are designed to detect and prevent security breaches and periodically test our security, failure to mitigate breaches of security could result in losses to us or our clients, result in a loss of business and/or clients, cause us to incur additional expenses, affect our ability to grow our online services or other businesses, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our business, financial condition and results of operations.

More generally, publicized information concerning security problems could inhibit the use or growth of the Internet as a means of conducting commercial transactions. Our ability to provide financial services over the Internet would be severely impeded if clients became unwilling to transmit confidential information online. As a result, our business, financial condition and results of operations could be adversely affected.

We face risks associated with the ability of our information technology systems and our people and processes to support our operations and future growth effectively.

In order to serve our target clients effectively, we have developed a comprehensive array of banking and other products and services. In order to support these products and services, we have developed and purchased or licensed information technology and other systems and processes. As our business continues to grow, we will continue to invest in and enhance these systems, and our people and processes. These investments and enhancements may affect our future profitability and overall effectiveness. From time to time, we may change, consolidate, replace, add or upgrade existing systems or processes, which if not implemented properly to allow for an effective transition, may have an adverse effect on our operations, including business interruptions which may result in inefficiencies, revenue losses, client losses, exposure to fraudulent activities, or damage to our reputation. For example, we are in the process of implementing a new universal banking system that will replace our current platform. Or, we may outsource certain operational functions to consultants or other third parties to enhance our overall efficiencies, which if not performed properly, could also have an adverse effect on us. There can be no assurance that we will be able to effectively maintain or improve our systems and processes, or utilize outsourced talent, to meet our business needs efficiently. Any failure of such could adversely affect our operations, financial condition, results of operations, future growth and reputation.

Business disruptions and interruptions due to natural disasters and other external events beyond our control can adversely affect our business, financial condition and results of operations.

Our operations can be subject to natural disasters and other external events beyond our control, such as earthquakes, fires, severe weather, public health issues, power failures, telecommunication loss, major accidents, terrorist attacks, acts of war, and other natural and man-made events. Our corporate headquarters and a portion of our critical business offices are located in California near major earthquake faults. Such events of disaster, whether natural or attributable to human beings, could cause severe destruction, disruption or interruption to our operations or property. Financial institutions, such as us, generally must resume operations promptly following any interruption. If we were to suffer a disruption or interruption and were not able to resume normal operations within a period consistent with industry standards, our business could suffer serious harm. In addition, depending on the nature and duration of the disruption or interruption, we might be vulnerable to fraud, additional expense or other losses, or to a loss of business and/or clients. We have implemented a business continuity management program and we continue to enhance it on an ongoing basis. There is no assurance that our business continuity management program can adequately mitigate the risks of such business disruptions and interruptions.

Additionally, natural disasters and external events could affect the business and operations of our clients, which could impair their ability to pay their loans or fees when due, impair the value of collateral securing their loans, cause our clients to reduce their deposits with us, or otherwise adversely affect their business dealings with us, any of which could have a material adverse effect on our business, financial condition and results of operations.

We face reputation and business risks due to our interactions with business partners, service providers and other third parties.

We rely on third parties, both in the United States and internationally in countries such as India, in a variety of ways, including to provide key components of our business infrastructure or to further our business objectives. These third parties may provide services to us and our clients or serve as partners in business activities. We rely on these third parties to fulfill their obligations to us, to accurately inform us of relevant information and to conduct their activities professionally and in a manner that reflects positively on us. Any failure of our business partners, service providers or other third parties to meet their commitments to us or to perform in accordance with our expectations could result in operational issues, increased expenditures, damage to our reputation or loss of clients, which could harm our business and operations, financial performance, strategic growth or reputation.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, under our accounts receivable financing arrangements, we rely on information, such as invoices, contracts and other supporting documentation, provided by our clients and their account debtors to determine the amount of credit to extend. Similarly, in deciding whether to extend credit, we may rely upon our customers’ representations that their financial statements conform to U.S. GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. We also may rely on customer representations and certifications, or other audit or accountants’ reports, with respect to the business and financial condition of our clients. Our financial condition, results of operations, financial reporting and reputation could be negatively affected if we rely on materially misleading, false, inaccurate or fraudulent information.

Our accounting policies and methods are key to how we report our financial condition and results of operations. They require management to make judgments and estimates about matters that are uncertain.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with GAAP and reflect management’s judgment of the most appropriate manner to report our financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances yet might result in our reporting materially different amounts than would have been reported under a different alternative.

Changes in accounting standards could materially impact our financial statements.

From time to time, the Financial Accounting Standards Board (the “FASB”) or the SEC may change the financial accounting and reporting standards that govern the preparation of our financial statements. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in our revising or restating prior period financial statements.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

If we identify material weaknesses in our internal control over financial reporting or are otherwise required to restate our financial statements, we could be required to implement expensive and time-consuming remedial measures and could lose investor confidence in the accuracy and completeness of our financial reports. We may also face regulatory enforcement or other actions, including the potential delisting of our securities from the NASDAQ Global Select Market. This could have an adverse effect on our business, financial condition and results of operations, including our stock price, and could potentially subject us to litigation.

Legal/Regulatory Risks

We are subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business.

SVB Financial Group, including the Bank, is extensively regulated under federal and state laws and regulations governing financial institutions, including those imposed by the FDIC, the Federal Reserve and the California Department of Financial Institutions. Federal and state laws and regulations govern, limit or otherwise affect the activities in which we may engage and may affect our ability to expand our business over time. In addition, a change in the applicable statutes, regulations or regulatory policy could have a material effect on our business, including limiting the types of financial services and products we may offer or increasing the ability of nonbanks to offer competing financial services and products. These laws and regulations also require financial institutions, including SVB Financial Group and the Bank, to maintain certain minimum levels of capital, which may require us to raise additional capital in the future or affect our ability to service our outstanding debt, including the notes, or use our capital resources for other business purposes. In addition, increased regulatory requirements (and the associated compliance costs), whether due to the adoption of new laws and regulations, changes in existing laws and regulations, or more expansive or aggressive interpretations of existing laws and regulations, may have a material adverse effect on our business, financial condition and results of operations.

Additional requirements under our regulatory framework intended to strengthen the U.S. financial system could adversely affect us.

Recent government efforts to strengthen the U.S. financial system have resulted in the imposition of additional regulatory requirements, including expansive financial services regulatory reform legislation. On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Financial Reform Act”) was enacted. This legislation sets out sweeping regulatory changes. The requirements include, among others: (i) new requirements on banking, derivative and investment activities, including modified capital requirements, the repeal of the prohibition on the payment of interest on business demand accounts, debit card interchange fee requirements, and the “Volcker Rule,” which restricts the sponsorship, or the acquisition or retention of ownership interests, in private equity funds; (ii) corporate governance and executive compensation requirements;

(iii) enhanced financial institution safety and soundness regulations, including increases in assessment fees and deposit insurance coverage; and (iv) the establishment of new regulatory bodies, such as the Bureau of Consumer Financial Protection. Certain provisions are effective immediately; however, much of the Financial Reform Act is subject to further rulemaking (at least 200 implementation rulemakings) and/or studies (at least 60 further studies or reports). As such, while we are subject to the legislation, we cannot fully assess the impact of the Financial Reform Act until final rules are implemented, which depending on the rule, could be within six to 24 months from the enactment of the Financial Reform Act, or later.

Current and future legal and regulatory requirements, restrictions and regulations, including those imposed under the Financial Reform Act, may have a material and adverse effect on our business, financial condition, and results of operations and may make it more difficult for us to attract and retain qualified executive officers and employees.

If we were to violate international, federal or state laws or regulations governing financial institutions, we could be subject to disciplinary action that could have a material adverse effect on our business, financial condition, results of operations and reputation.

International, federal and state banking regulators possess broad powers to take supervisory or enforcement action with respect to financial institutions. Other regulatory bodies, including the SEC, NASDAQ, the Financial Industry Regulatory Authority (“FINRA”) and state securities regulators, regulate broker-dealers, including our subsidiary, SVB Securities. If SVB Financial Group were to violate, even if unintentionally or inadvertently, the laws governing public companies, financial institutions and broker-dealers, the regulatory authorities could take various actions against us, depending on the severity of the violation, such as revoking necessary licenses or authorizations, imposing censures, civil money penalties or fines, issuing cease and desist or other supervisory orders, and suspending or expelling from the securities business a firm, its officers or employees. Supervisory actions could result in higher capital requirements, restrictions or limitations on paying debt, higher insurance premiums, higher levels of liquidity available to meet the Bank’s financial needs and limitations on the activities of SVB Financial Group. These remedies and supervisory actions could have a material adverse effect on our business, financial condition, results of operations and reputation.

We rely on dividends from our subsidiaries for most of our cash revenues.

We are a holding company and a separate and distinct legal entity from our subsidiaries. We receive substantially all of our cash revenues from dividends from our subsidiaries, primarily the Bank. These dividends are a principal source of funds to pay operating costs, borrowings, if any, and dividends, should we elect to pay any. Various federal and state laws and regulations limit the amount of dividends that the Bank and certain of our nonbank subsidiaries may pay to us. Also, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors.

Strategic/Reputation Risks

Concentration of risk increases the potential for significant losses.

Concentration of risk increases the potential for significant losses in our business. Our clients are concentrated by industry niches: technology, life science, venture capital/private equity and premium wine. Many of our client companies are concentrated by certain stages within their life cycles, such as early-stage or mid-stage, and many of these companies are venture capital-backed. Our loan concentrations are derived from our borrowers engaging in similar activities or types of loans extended to a diverse group of borrowers that could cause those borrowers to be similarly impacted by economic or other conditions. Any adverse effect on any of our areas of concentration could have a material impact on our business, results of operations and financial condition. Due to our concentrations, we may suffer losses even when economic and market conditions are generally favorable for our competitors.

Decreases in the amount of equity capital available to our portfolio companies could adversely affect our business, growth and profitability.

Our core strategy is focused on providing banking products and services to companies, including in particular to emerging stage to mid-stage companies, that receive financial support from sophisticated investors, including venture capital or private equity firms, “angels,” and corporate investors. We derive a meaningful share of our deposits from these companies and provide them with loans as well as other banking products and services. In some cases, our lending credit decision is based on our analysis of the likelihood that our venture capital or angel-backed client will receive additional rounds of equity capital from investors. If the amount of capital available to such companies decreases, it is likely that the number of new clients and investor financial support to our existing borrowers could decrease, which could have an adverse effect on our business, profitability and growth prospects.

Among the factors that have affected and could in the future affect the amount of capital available to our portfolio companies are the receptivity of the capital markets, the prevalence of IPO’s or M&A activity of companies within our technology and life science industry sectors, the availability and return on alternative investments and general economic conditions in the technology, life science and venture capital/private equity industries. Reduced capital markets valuations could reduce the amount of capital available to our client companies, including companies within our technology and life science industry sectors.

Because our business and strategy are largely based on this venture capital/private equity financing framework focused on our particular client niches, any material changes in the framework, including adverse trends in investment or fundraising levels, may have a materially adverse effect on our business, strategy and overall profitability.

We face competitive pressures that could adversely affect our business, results of operations, financial condition and future growth.

Other banks and specialty and diversified financial services companies and debt funds, many of which are larger than we are, offer lending, leasing, other financial products and advisory services to our client base. In addition, we compete with hedge funds and private equity funds. In some cases, our competitors focus their marketing on our industry sectors and seek to increase their lending and other financial relationships with technology companies or special industries such as wineries. In other cases, our competitors may offer a broader range of financial products to our clients. When new competitors seek to enter one of our markets, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and credit terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Our pricing and credit terms could deteriorate if we act to meet these competitive challenges, which could adversely affect our business, results of operations, financial condition and future growth. Similarly, competitive pressures could adversely affect the business, results of operations, financial condition and future growth of our non-banking services, including our access to capital and attractive investment opportunities for our funds business.

Our ability to maintain or increase our market share depends on our ability to meet the needs of existing and future clients.

Our success depends, in part, upon our ability to adapt our products and services to evolving industry standards and to meet the needs of existing and potential future clients. A failure to achieve market acceptance for any new products we introduce, a failure to introduce products that the market may demand, or the costs associated with developing, introducing and providing new products and services could have an adverse effect on our business, results of operations, growth prospects and financial condition.

We face risks in connection with our strategic undertakings.

If appropriate opportunities present themselves, we may engage in strategic activities, which could include acquisitions, joint ventures, partnerships, investments or other business growth initiatives or undertakings. There can be no assurance that we will successfully identify appropriate opportunities, that we will be able to negotiate or finance such activities or that such activities, if undertaken, will be successful.

In order to finance future strategic undertakings, we might obtain additional equity or debt financing. Such financing might not be available on terms favorable to us, or at all. If obtained, equity financing could be dilutive and the incurrence of debt and contingent liabilities could have a material adverse effect on our business, results of operations and financial condition.

Our ability to execute strategic activities successfully will depend on a variety of factors. These factors likely will vary based on the nature of the activity but may include our success in integrating the operations, services, products, personnel and systems of an acquired company into our business, operating effectively with any partner with whom we elect to do business, retaining key employees, achieving anticipated synergies, meeting management’s expectations and otherwise realizing the undertaking’s anticipated benefits. Our ability to address these matters successfully cannot be assured. In addition, our strategic efforts may divert resources or management’s attention from ongoing business operations and may subject us to additional regulatory scrutiny. If we do not successfully execute a strategic undertaking, it could adversely affect our business, financial condition, results of operations, reputation and growth prospects. In addition, if we were to conclude that the value of an acquired business had decreased and that the related goodwill had been impaired, that conclusion would result in an impairment of goodwill charge to us, which would adversely affect our results of operations.

We face risks associated with international operations.

One component of our strategy is to expand internationally. To date, we have opened offices in China, India, Israel and the United Kingdom. We plan to expand our operations in those locations and may expand beyond these countries. Our efforts to expand our business internationally carry with them certain risks, including risks arising from the uncertainty regarding our ability to generate revenues from foreign operations. In addition, there are certain risks inherent in doing business on an international basis, including, among others, legal, regulatory and tax requirements and restrictions, uncertainties regarding liability, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, incremental requirement of management’s attention and resources, differing technology standards or customer requirements, cultural differences, political and economic risks and financial risks, including currency and payment risks. These risks could adversely affect the success of our international operations and could have a material adverse effect on our overall business, results of operations and financial condition. In addition, we face risks that our employees may fail to comply with applicable laws and regulations governing our international operations, including the U.S. Foreign Corrupt Practices Act and foreign laws and regulations, which could have a material adverse effect on us.

Our business reputation is important and any damage to it could have a material adverse effect on our business.

Our reputation is very important to sustain our business, as we rely on our relationships with our current, former and potential clients and stockholders, the venture capital and private equity communities, and the industries that we serve. Any damage to our reputation, whether arising from regulatory, supervisory or enforcement actions, matters affecting our financial reporting or compliance with SEC and exchange listing requirements, negative publicity, or our conduct of our business or otherwise could have a material adverse effect on our business.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $344.3 million after deducting underwriting discounts and commissions and estimated expenses payable by us. We intend to use (i) approximately $250 million of the net proceeds from the sale of the notes to cash settle that portion of our conversion obligation due upon conversion of our 3.875% Convertible Senior Notes due 2011 equal to the principal amount of those notes, or to the extent not converted, to otherwise repay the principal amount of those notes when they become due on April 15, 2011, and (ii) the remaining net proceeds for general corporate purposes, including working capital. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. As a result, unless otherwise indicated in the prospectus supplement, our management will have broad discretion to allocate the net proceeds of the offering.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and short-term debt and capitalization as of June 30, 2010, on an actual basis, and as adjusted to give effect to the issuance of the notes offered hereby and the anticipated use of proceeds thereof.

	As of June 30, 2010
	Actual	As Adjusted
	(Dollars in thousands, except par value and share data)
Cash and due from banks	$4,146,737	$4,241,027

Short-term borrowings	$44,735	$44,735

Long-term debt:
5.700% Senior Notes due June 2012(1)	$269,168	$269,168
6.050% Subordinated Notes due June 2017(1)	290,487	290,487
3.875% Convertible Senior Notes due April 2011	248,134	—
7.000% Junior Subordinated Debentures due October 2033	55,636	55,636
5.375% Senior Notes due September 2020	—	350,000
Other long-term debt	6,385	6,385

Total long-term debt	869,810	971,676

Stockholders’ equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value, 150,000,000 shares authorized; 41,886,197 shares outstanding	42	42
Additional paid-in capital	404,521	404,521
Retained earnings	772,592	770,726
Accumulated other comprehensive income	59,948	59,948

Total SVBFG stockholders’ equity	1,237,103	1,235,237

Total capitalization	$2,106,913	$2,206,913

(1)	Issued by Silicon Valley Bank, a wholly-owned subsidiary.

REGULATORY MATTERS

Supervision and Regulation

Our bank and bank holding company operations are subject to extensive regulation by federal and state regulatory agencies. This regulation is intended primarily for the protection of depositors and the deposit insurance fund, as well as the stability of the U.S. banking system. This regulation is not intended for the benefit of securityholders (including holders of our notes). As a bank holding company that elected to become a financial holding company in November 2000, SVB Financial is subject to primary inspection, supervision, regulation, and examination by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956 (“BHC Act”). The Bank, as a California state-chartered bank and a member of the Federal Reserve System, is subject to primary supervision and examination by the Federal Reserve Board, as well as the California Department of Financial Institutions (“DFI”). In addition, the Bank’s deposits are insured by the Federal Deposit Insurance Corporation. SVB Financial’s other nonbank subsidiaries are subject to regulation by the Federal Reserve Board and other applicable federal, state and foreign regulatory agencies, including the SEC and the Financial Industry Regulatory Authority. Current and future legal and regulatory requirements, restrictions and regulations, including, but not limited to, those imposed under the Financial Reform Act, may have a material and adverse effect on our business, financial condition, and results of operations and may make it more difficult for us to attract and retain qualified executive officers and employees.

The following discussion of statutes and regulations is a summary and does not purport to be complete. This discussion is qualified in its entirety by reference to the statutes and regulations referred to in this discussion.

The Financial Reform Act—General

From time to time, federal, state and foreign legislation is enacted and regulations are adopted which may have the effect of materially increasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance between banks and other financial services providers. Recent government efforts to strengthen the U.S. financial system have resulted in the imposition of additional regulatory requirements, including expansive financial services regulatory reform legislation. On July 21, 2010, the Financial Reform Act was enacted. The new requirements imposed by the Financial Reform Act include, among others: (i) heightened regulation and supervision of bank holding companies and their subsidiaries, including increased capital requirements, mandatory internal stress tests, increases in assessment fees and deposit insurance coverage, and enhanced limitations on transactions with affiliates; (ii) the “Volcker Rule,” which, among other things, and subject to certain exceptions and a transition period, restricts any banking entity from engaging in proprietary trading or sponsoring or investing in a hedge fund or private equity fund; (iii) corporate governance and executive compensation requirements; (iv) strengthened financial consumer regulation, including the establishment of the Bureau of Consumer Financial Protection, new debit card interchange fee requirements and mortgage reforms; (v) a new derivatives regulatory regime, which, among other things, will impose mandatory clearing, exchange-trading and margin requirements on many derivatives transactions; and (vi) a new systemic regulation regime through the establishment of the Financial Services Oversight Council and the Office of Financial Research, which could result in heightened prudential standards on activities deemed systemically risky and additional reporting requirements. Certain provisions are effective immediately; however, much of the Financial Reform Act is subject to further rulemaking (at least 200 implementation rulemakings) and/or studies (at least 60 further studies or reports). As such, we cannot fully assess the impact of the Financial Reform Act until final rules are implemented, which will generally occur in stages over the next six to 24 months.

Regulation of Holding Company

Under the BHC Act, SVB Financial is subject to the Federal Reserve’s regulations and its authority to:

•	Require periodic reports and such additional information in its discretion;

•	Require the maintenance of certain levels of capital;

•	Restrict the ability of bank holding companies to service debt or to receive dividends or other distributions from their subsidiary banks;

•	Require prior approval for senior executive officer and director changes;

•

Require that bank holding companies serve as a source of financial and managerial strength to subsidiary banks and commit resources as necessary to support each subsidiary bank. A bank holding company’s failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of Federal Reserve regulations or both under current law, and will be a statutory violation under the Financial Reform Act, as described below;

•

Terminate an activity or terminate control of or liquidate or divest certain subsidiaries, affiliates or investments if the Federal Reserve believes the activity or the control of the subsidiary or affiliate constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary;

•

Regulate provisions of certain bank holding company debt, including the authority to impose interest ceilings and reserve requirements on such debt and require prior approval to purchase or redeem our securities in certain situations; and

•

Approve acquisitions and mergers with banks and consider certain competitive, management, financial, financial stability and other factors in granting these approvals. Similar California and other state banking agency approvals may also be required.

The Financial Reform Act codifies bank holding companies’ obligations to serve as a source of financial strength to any bank subsidiary. In that regard, bank holding companies, such as SVB Financial, must have the ability to provide financial assistance to the Bank in the event of financial distress.

Bank holding companies are generally prohibited, except in certain statutorily prescribed instances including exceptions for financial holding companies, from acquiring direct or indirect ownership or control of more than 5% of the outstanding voting shares of any company that is not a bank or bank holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or furnishing services to its subsidiaries. However, subject to prior notice or Federal Reserve Board approval, bank holding companies may engage in, or acquire shares of companies engaged in, activities determined by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Pursuant to its election to become a financial holding company in November, 2000, SVB Financial may engage in these nonbanking activities and certain other broader securities, insurance, merchant banking and other activities that are determined to be “financial in nature” or are incidental or complementary to activities that are financial in nature without prior Federal Reserve approval, subject to the requirement imposed by the Financial Reform Act that SVB Financial obtain prior Federal Reserve approval in order to acquire a nonbanking company with more than $10 billion in consolidated assets after a transition period.

Pursuant to the Gramm-Leach-Bliley Act of 1999 (“GLBA”), in order to elect and retain financial holding company status, all depository institution subsidiaries of a bank holding company must be well capitalized, well managed, and, except in limited circumstances, in satisfactory compliance with the Community Reinvestment Act (“CRA”). As provided under the Financial Reform Act, however, after a transition period, a bank holding company that elects to be a financial holding company must itself be well capitalized and well managed. Failure to sustain compliance with these requirements or correct any non-compliance within a fixed time period could lead to divestiture of subsidiary banks or require all activities to conform to those permissible for a bank holding company.

Because we are a holding company, our rights and the rights of our creditors and security holders, including the holders of the notes, to participate in the assets of any of our subsidiaries upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors, except to the extent we may ourselves be a creditor with recognized claims against the subsidiary. In addition, there are various statutory and regulatory limitations on the extent to which the Bank can finance or otherwise transfer funds to us or to our non-bank subsidiaries, including certain investment funds to which the Bank serves as an investment adviser, whether in the form of loans or other extensions of credit, including a purchase of assets subject to an agreement to repurchase, securities investments, the borrowing or lending of securities to the extent that the transaction causes the Bank or a subsidiary to have credit exposure to the affiliate, or certain other specified types of transactions, as discussed in further detail below. Furthermore, loans and other extensions of credit by the Bank to us or any of our non-bank subsidiaries are required to be secured by specified amounts of collateral and are required to be on terms and conditions consistent with safe and sound banking practices.

SVB Financial is also treated as a bank holding company under the California Financial Code. As such, SVB Financial and its subsidiaries are subject to periodic examination by, and may be required to file reports with, the DFI.

Securities Registration and Listing

SVB Financial’s securities are registered with the U.S. Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listed on the NASDAQ Global Select Market. As such, SVB Financial is subject to the information, proxy solicitation, insider trading, corporate governance, and other requirements and restrictions of the Exchange Act, as well as the Marketplace Rules and other requirements promulgated by the Nasdaq Stock Market, Inc.

The Sarbanes-Oxley Act

SVB Financial is subject to the accounting oversight and corporate governance requirements of the Sarbanes-Oxley Act of 2002, including, among other things, required executive certification of financial presentations, increased requirements for board audit committees and their members, and enhanced disclosure of controls and procedures and internal control over financial reporting.

Regulation of Silicon Valley Bank

The Bank is a California state-chartered bank and a member and stockholder of the Federal Reserve. The Bank is subject to primary supervision, periodic examination and regulation by the DFI and the Federal Reserve, as the Bank’s primary federal regulator. In general, under the California Financial Code, California banks have all the powers of a California corporation, subject to the general limitation of state bank powers under the Federal Deposit Insurance Act to those permissible for national banks. Specific federal and state laws and regulations which are applicable to banks regulate, among other things, the scope of their business, their investments, their reserves against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for certain loans. The regulatory structure also gives the bank regulatory agencies extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. If, as a result of an examination, the DFI or the Federal Reserve should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of the Bank’s operations are unsatisfactory or that the Bank or its management is violating or has violated any law or regulation, the DFI and the Federal Reserve, and separately the FDIC as insurer of the Bank’s deposits, have residual authority to:

•	Require affirmative action to correct any conditions resulting from any violation or practice;

•	Require prior approval for senior executive officer and director changes;

•	Direct an increase in capital and the maintenance of specific minimum capital ratios which may preclude the Bank from being deemed well capitalized for regulatory purposes;

•	Restrict the Bank’s growth geographically, by products and services, or by mergers and acquisitions;

•

Enter into informal or formal enforcement orders, including memoranda of understanding, written agreements and consent or cease and desist orders to take corrective action and enjoin unsafe and unsound practices;

•	Restrict or prohibit the Bank from paying dividends or making other distributions to SVB Financial;

•	Remove officers and directors and assess civil monetary penalties; and

•	Take possession of and close and liquidate the Bank.

California law permits state chartered commercial banks to engage in any activity permissible for national banks. Therefore, the Bank may form subsidiaries to engage in the many so-called “closely related to banking” or “nonbanking” activities commonly conducted by national banks in operating subsidiaries, and further, pursuant to GLBA, the Bank may conduct certain “financial” activities in a subsidiary to the same extent as may a national bank, provided the Bank is and remains “well-capitalized,” “well-managed” and in satisfactory compliance with the CRA. SVB Asset Management and SVB Securities are financial subsidiaries of the Bank.

Federal Home Loan Bank System

The Bank is a member of the Federal Home Loan Bank (“FHLB”) of San Francisco. Among other benefits, each FHLB serves as a reserve or central bank for its members within its assigned region and makes available loans or advances to its members. Each FHLB is financed primarily from the sale of consolidated obligations of the FHLB system. As an FHLB member, the Bank is required to own a certain amount of capital stock in the FHLB. At December 31, 2009, the Bank was in compliance with the FHLB’s stock ownership requirement and our investment in FHLB capital stock totaled $25.8 million.

Regulatory Capital

The federal banking agencies have adopted risk-based capital and leverage capital guidelines for bank holding companies and banks that are expected to provide a measure of capital that reflects the degree of risk associated with a banking organization’s operations for both transactions reported on the balance sheet as assets, such as loans, and those recorded as off-balance sheet items, such as commitments, letters of credit and recourse arrangements.

Under current capital guidelines, banking organizations are required to maintain certain minimum risk-based capital ratios, which are calculated by dividing a banking organization’s qualifying capital by its risk-weighted assets (including both on- and off-balance sheet assets). Risk-weighted assets are calculated by assigning assets and off-balance sheet items to broad risk categories. Qualifying capital is classified depending on the type of capital. For SVB Financial:

•

“Tier 1 capital” consists of common equity, retained earnings, qualifying non-cumulative perpetual preferred stock, a limited amount of qualifying cumulative perpetual preferred stock issued prior to May 19, 2010 and minority interests in the equity accounts of consolidated subsidiaries (including trust-preferred securities), less goodwill and certain other intangible assets. As discussed further below, qualifying Tier 1 capital may consist of trust-preferred securities issued prior to May 19, 2010, subject to certain criteria and quantitative limits for inclusion of restricted core capital elements in Tier 1 capital.

•

“Tier 2 capital” includes, among other things, hybrid capital instruments, perpetual debt, mandatory convertible debt securities, qualifying term subordinated debt, preferred stock that does not qualify as Tier 1 capital, and a limited amount of allowance for loan and lease losses.

The Financial Reform Act excludes trust preferred securities issued on or after May 19, 2010 from Tier 1 capital. For depository institution holding companies with total consolidated assets of more than $15 billion at

December 31, 2009, trust preferred securities issued before May 19, 2010 will be phased-out of Tier 1 capital over a three-year period. Because SVB Financial’s total assets were less than $15 billion as of December 31, 2009, our trust preferred securities issued prior to May 19, 2010 will continue to qualify as Tier 1 capital.

As a bank holding company, SVB Financial is subject to three capital ratios: a total risk-based capital ratio, a Tier 1 risk-based capital ratio and a Tier 1 leverage ratio. The minimum required ratios for bank holding companies and banks are eight percent, four percent and four percent, respectively. Additionally, for SVB Financial to remain a financial holding company, the Bank must at all times be “well-capitalized,” which requires the Bank to have a total risk-based capital ratio, a Tier 1 risk-based capital ratio and a Tier 1 leverage ratio of at least ten percent, six percent and five percent, respectively. Moreover, maintaining the financial holding company at “well-capitalized” status provides certain benefits to the company, such as the ability to repurchase stock without prior regulatory approval. To be “well-capitalized,” the holding company must at all times have a total risk-based and Tier 1 risk-based capital ratio of at least ten percent and six percent, respectively. There is no current Tier 1 leverage requirement for a holding company to be deemed well-capitalized. The federal banking agencies may change existing capital guidelines or adopt new capital guidelines in the future pursuant to the Financial Reform Act, the implementation of Basel III (described below) or other regulatory or supervisory changes. For instance, the Financial Reform Act further requires the federal banking agencies to adopt capital requirements which address the risks that the activities of an institution poses to the institution and the public and private stakeholders, including risks arising from certain enumerated activities.

SVB Financial is also currently subject to rules that govern the regulatory capital treatment of equity investments in non-financial companies made on or after March 13, 2000 and held under certain specified legal authorities by a bank or bank holding company. Under the rules, these equity investments will be subject to a separate capital charge that will reduce a bank holding company’s Tier 1 capital and, as a result, will remove these assets from being taken into consideration in establishing a bank holding company’s required capital ratios discussed above.

Further, the federal banking agencies have adopted a joint agency policy statement, which states that the adequacy and effectiveness of a bank’s interest rate risk management process and the level of its interest rate exposures are critical factors in the evaluation of the bank’s capital adequacy. A bank with material weaknesses in its interest rate risk management process or high levels of interest rate exposure relative to its capital will be directed by the federal banking agencies to take corrective actions.

In addition, the Financial Reform Act requires institutions of our size to conduct annual stress tests.

Proprietary Trading and Certain Relationships with Hedge Funds and Private Equity Funds

The Financial Reform Act adopts the so-called “Volcker Rule” which, subject to a transition period and certain exceptions, prohibits a banking entity from engaging in “proprietary trading,” which is defined as engaging as principal for the “trading account” of the banking entity in securities or other instruments. Certain forms of proprietary trading may qualify as “permitted activities,” and thus not be subject to the ban on proprietary trading, such as trading in US government or agency obligations, or certain other US, state or municipal obligations, and the obligations of Fannie Mae, Freddie Mac or Ginnie Mae. Additionally, subject to a transition period and certain exceptions, the rule prohibits a banking entity from sponsoring or investing in a hedge fund or private equity fund. While a banking entity may “organize and offer” a hedge fund or private equity fund if certain conditions are met, it may not acquire or retain an equity partnership or other ownership interest in a fund except for certain limited investments. The Volcker Rule also imposes certain investment limits on banking entities.

After the transition period, the Volcker Rule prohibitions will apply to a banking entity such as SVB Financial, the Bank or any affiliate of SVB or the Bank, unless an exception applies. Depending on how the rule is defined and implemented, it may apply to SVB Capital, the venture capital arm of SVB Financial, which focuses primarily on funds management. The scope of the Volcker Rule will be more fully defined and implemented over a multiple year period, possibly nine to twelve years, through rulemakings by several federal agencies. As such, we cannot fully assess the impact of the Volcker Rule on our business until final rules and regulations are adopted.

Basel, Basel II and Basel III Accords

The current risk-based capital guidelines that apply to SVB Financial and the Bank are based upon the 1988 capital accord of the International Basel Committee on Banking Supervision, a committee of central banks and bank supervisors, as implemented by the Federal Reserve. In 2008, the Federal Reserve began to phase-in capital standards based on a second capital accord, referred to as Basel II, for large or “core” international banks (total assets of $250 billion or more or consolidated foreign exposures of $10 billion or more). Basel II emphasizes internal assessment of credit, market and operational risk, as well as supervisory assessment and market discipline in determining minimum capital requirements.

On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee, announced agreement on the calibration and phase-in arrangements for a strengthened set of capital requirements, known as Basel III. Basel III increases the minimum Tier 1 common equity ratio to 4.5%, net of regulatory deductions, and introduces a capital conservation buffer of an additional 2.5% of common equity to risk-weighted assets, raising the target minimum common equity ratio to 7%. Basel III increases the minimum Tier 1 capital ratio to 8.5% inclusive of the capital conservation buffer, increases the minimum total capital ratio to 10.5% inclusive of the capital buffer and introduces a countercyclical capital buffer of up to 2.5% of common equity or other fully loss absorbing capital for periods of excess credit growth. Basel III also introduces a non-risk adjusted Tier 1 leverage ratio of 3%, based on a measure of total exposure rather than total assets, and new liquidity standards. The Basel III capital and liquidity standards will be phased in over a multi-year period. The final package of Basel III reforms will be submitted to the Seoul G20 Leaders Summit in November, 2010 for endorsement by G20 leaders, and then will be subject to individual adoption by member nations, including the United States. The Federal Reserve will likely implement changes to the capital adequacy standards applicable to SVB Financial and the Bank in light of Basel III.

Prompt Correction Action and Other General Enforcement Authority

State and federal banking agencies possess broad powers to take corrective and other supervisory action against an insured bank and its holding company. Federal laws require each federal banking agency to take prompt corrective action to resolve the problems of insured banks.

Each federal banking agency has issued regulations defining five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. At each successive lower capital category, an insured bank is subject to more restrictions, including restrictions on the bank’s activities, operational practices or the ability to pay dividends. Based upon its capital levels, a bank that is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment.

In addition to measures taken under the prompt corrective action provisions, bank holding companies and insured banks may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their business, or for violation of any law, rule, regulation, condition imposed in writing by the agency or term of a written agreement with the agency. In more serious cases, enforcement actions may include the appointment of a conservator or receiver for the bank; the issuance of a cease and desist order that can be judicially enforced; the termination of the bank’s deposit insurance; the imposition of civil monetary penalties; the issuance of directives to increase capital; the issuance of formal and informal agreements; the issuance of removal and prohibition orders against officers, directors, and other institution-affiliated parties; and the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.

The FDIC may terminate a depository institution’s deposit insurance upon a finding that the institution’s financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices that pose a risk to the DIF or that may prejudice the interest of the bank’s depositors. The termination of deposit insurance for a bank would also result in the revocation of the bank’s charter by the DFI.

Safety and Soundness Guidelines

Banking regulatory agencies have adopted guidelines to assist in identifying and addressing potential safety and soundness concerns before capital becomes impaired. The guidelines establish operational and managerial standards generally relating to: (1) internal controls, information systems, and internal audit systems; (2) loan documentation; (3) credit underwriting; (4) interest-rate exposure; (5) asset growth and asset quality; and (6) compensation, fees, and benefits. In addition, the banking regulatory agencies have adopted safety and soundness guidelines for asset quality and for evaluating and monitoring earnings to ensure that earnings are sufficient for the maintenance of adequate capital and reserves.

Restrictions on Dividends

Dividends from the Bank constitute a primary source of cash for SVB Financial. The Bank is subject to various federal and state statutory and regulatory restrictions on its ability to pay dividends, including the prompt corrective action regulations. In addition, the banking agencies have the authority to prohibit the Bank from paying dividends, depending upon the Bank’s financial condition, if such payment is deemed to constitute an unsafe or unsound practice. Furthermore, under the federal prompt corrective action regulations, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company’s bank subsidiary is classified as “undercapitalized.”

It is the Federal Reserve’s policy that bank holding companies should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. It is also the Federal Reserve’s policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. Additionally, in consideration of the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong.

Transactions with Affiliates

Transactions between the Bank and its operating subsidiaries (such as SVB Securities and SVB Asset Management) on the one hand, and the Bank’s affiliates (such as SVB Financial, SVB Analytics, or an entity affiliated with SVB Capital) on the other, are subject to restrictions imposed by federal and state law, designed to protect the Bank and its subsidiaries from engaging in unfavorable behavior with their affiliates. The Financial Reform Act further extended the definition of “affiliate” to include any investment fund to which the Bank or an affiliate serves as an investment adviser. More specifically, these restrictions, contained in Federal Reserve Board Regulation W, prevent SVB Financial and other affiliates from borrowing from, or entering into other credit transactions with, the Bank or its operating subsidiaries unless the loans or other credit transactions are secured by specified amounts of collateral. All loans and credit transactions and other “covered transactions” by the Bank and its operating subsidiaries with any one affiliate are limited, in the aggregate, to 10% of the Bank’s capital and surplus; and all loans and credit transactions and other “covered transactions” by the Bank and its operating subsidiaries with all affiliates are limited, in the aggregate, to 20% of the Bank’s capital and surplus. For this purpose, a “covered transaction” generally includes, among other things, a loan or extension of credit to an affiliate, including a purchase of assets subject to an agreement to repurchase; a purchase of or investment in securities issued by an affiliate; the acceptance of a security issued by an affiliate as collateral for an extension of credit to any borrower; the borrowing or lending of securities where the Bank has credit exposure to the affiliate;

the acceptance of “other debt obligations” of an affiliate as collateral for a loan to a third party; any derivative transaction that causes the Bank to have credit exposure to an affiliate; and the issuance of a guarantee, acceptance, or letter of credit on behalf of an affiliate. After a transition period, the Financial Reform Act treats credit exposure from derivative transactions as a covered transaction. It expands the transactions for which collateral is required to be maintained, and for all such transactions, it requires collateral to be maintained at all times.

In addition, the Bank and its operating subsidiaries generally may not purchase a low-quality asset from an affiliate. Moreover, covered transactions and other specified transactions by the Bank and its operating subsidiaries with an affiliate must be on terms and conditions, including credit standards, that are substantially the same, or at least as favorable to the Bank or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. An entity that is a direct or indirect subsidiary of the Bank would not be considered to be an “affiliate” of the Bank or its operating subsidiaries for these purposes unless it fell into one of certain categories, such as a “financial subsidiary” authorized under the GLBA. The Financial Reform Act further grants the Federal Reserve the power to issue further regulations that account for netting agreements between a bank or its subsidiary and an affiliate that may be taken into account in determining the amount of a covered transaction and whether or not a covered transaction is fully secured for purposes of exemption from the affiliate transaction rules.

Loans to Insiders

Extensions of credit by the Bank to insiders of both the Bank and SVB Financial are subject to prohibitions and other restrictions imposed by federal regulations. For purposes of these limits, “insiders” include directors, executive officers and principal shareholders of the Bank or SVB Financial and their related interests. The term “related interest” means a company controlled by a director, executive officer or principal shareholder of the Bank or SVB Financial. The Bank may not extend credit to an insider of the Bank or SVB Financial unless the loan is made on substantially the same terms as, and subject to credit underwriting procedures that are no less stringent than, those prevailing at the time for comparable transactions with non-insiders. Under federal banking regulations, the Bank may not extend a loan to insiders in an amount greater than $500,000 without prior board approval (with any interested person abstaining from participating directly or indirectly in the voting). The federal regulations and the Financial Reform Act place additional restrictions on loans to executive officers, and generally prohibit loans to executive officers other than for certain specified purposes. The Bank is required to maintain records regarding insiders and extensions of credit to them.

Premiums for Deposit Insurance

The FDIC insures our customer deposits through the Deposit Insurance Fund (the “DIF”) up to prescribed limits for each depositor. Pursuant to the Financial Reform Act, the maximum deposit insurance amount is $250,000. Under the Financial Reform Act, the amount of FDIC assessments paid by each DIF member institution will be based on the average total consolidated assets minus the average consolidated tangible equity during the assessment period. Pursuant to the Federal Deposit Insurance Reform Act of 2005, as amended by the Financial Reform Act, the reserve ratio for the DIF must be at least equal to 1.35 percent of estimated insured deposits or a comparable percentage of the revised assessment base. In 2008, 2009 and 2010, there have been higher levels of bank failures, which have dramatically increased resolution costs of the FDIC and depleted the deposit insurance fund. In order to maintain a strong funding position and restore reserve ratios of the deposit insurance fund, the FDIC has increased assessment rates of insured institutions and may continue to do so in the future. As of June 30, 2010, the Bank’s base assessment rate was 11 cents per $100 in assessable deposits. On November 12, 2009, the FDIC adopted a requirement for institutions to prepay in 2009 their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance, and we may be required to pay even higher FDIC premiums than the recently increased levels. Any increases in FDIC insurance premiums may have a material and adverse affect on our earnings.

All FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation (“FICO”), an agency of the Federal government established to recapitalize the predecessor to the DIF. The FICO assessment rate was 0.0052% of insured deposits for the first six months of 2010. These assessments will continue until the FICO bonds mature in 2017 through 2019.

USA PATRIOT Act of 2001

The USA PATRIOT Act of 2001 and its implementing regulations significantly expanded the anti-money laundering and financial transparency laws, including the Bank Secrecy Act. The Company has adopted comprehensive policies and procedures to address the requirements of the USA PATRIOT Act. Material deficiencies in anti-money laundering compliance can result in public enforcement actions by the banking agencies, including the imposition of civil money penalties and supervisory restrictions on growth and expansion. Such enforcement actions could also have serious reputation consequences for SVB Financial and the Bank.

Consumer Protection Laws and Regulations

The Bank is subject to many federal consumer protection statutes and regulations, such as the Community Reinvestment Act, the Equal Credit Opportunity Act, the Truth in Lending Act, the National Flood Insurance Act and various federal and state privacy protection laws. Penalties for violating these laws could subject the Bank to lawsuits and could also result in administrative penalties, including, fines and reimbursements. The Bank and SVB Financial are also subject to federal and state laws prohibiting unfair or fraudulent business practices, untrue or misleading advertising and unfair competition.

The Financial Reform Act establishes a new Bureau of Consumer Financial Protection (the “Bureau”) within the Federal Reserve, with broad powers to regulate consumer financial services. The Bureau has extensive authority to prescribe rules under any consumer financial protection law and has supervisory and enforcement authority with respect to Federal consumer financial laws. Under the Financial Reform Act, the Bureau has the authority to prescribe rules that address unfair, deceptive or abusive acts in connection with the provision of consumer financial products and services and to ensure that consumers are provided with full, accurate and effective disclosure to make responsible decisions about financial transactions. The Bureau has the authority to bring enforcement actions and to commence civil litigation actions or seek civil monetary or equitable relief in connection with violations of consumer financial law.

In recent years, examination and enforcement by the state and federal banking agencies for non-compliance with consumer protection laws and their implementing regulations have become more intense. The advent of the Bureau will further heighten oversight and review of compliance with consumer protection laws and regulations. Due to these heightened regulatory concerns and new powers and authority of the Bureau, the Bank and its affiliates may incur additional compliance costs or be required to expend additional funds for investments in its local community.

Securities Activities

Federal Reserve’s Regulation R implements exceptions provided in the GLBA for securities activities which banks may conduct without registering with the SEC as securities broker or moving such activities to a broker-dealer affiliate. Regulation R provides exceptions for networking arrangements with third-party broker-dealers and authorizes compensation for bank employees who refer and assist institutional and high net worth bank customers with their securities, including sweep accounts to money market funds, and with related trust, fiduciary, custodial and safekeeping needs. The current securities activities which the Bank and its subsidiaries provide customers are conducted in conformance with these rules and regulations.

Regulation of Certain Subsidiaries

SVB Asset Management is registered with the SEC under the Investment Advisers Act of 1940, as amended, and is subject to its rules and regulations. SVB Securities is registered as a broker-dealer with the SEC and is subject to regulation by the SEC and the Financial Industry Regulatory Authority (“FINRA”). SVB Securities is also a member of the Securities Investor Protection Corporation. As a broker-dealer, it is subject to Rule 15c3-1 under the Securities Exchange Act of 1934, as amended, which is designed to measure the general financial condition and liquidity of a broker-dealer. Under this rule, SVB Securities is required to maintain the minimum net capital deemed necessary to meet its continuing commitments to customers and others. Under certain circumstances, this rule could limit the ability of the Bank to withdraw capital from SVB Securities. The Financial Reform Act includes a number of investor related initiatives, including the creation of a new Investor Advisory Committee and Investor Advocate to advise and consult with the SEC on investor issues. In addition, the Financial Reform Act requires the SEC conduct a study to examine the efficacy of the existing system of legal or regulatory standards of care for brokers, dealers, investment advisors and person associated therewith and whether gaps, shortcomings or overlaps exist in the protection of retail investors. The SEC is also required to study whether enhanced examination and enforcement resources are needed for investment advisers and whether investment advisers should be under self-regulatory organization oversight. Additionally, our international-based subsidiaries are also subject to international laws and regulations, such as those promulgated by the Financial Services Authority in the United Kingdom, the Reserve Bank of India and the China Banking Regulatory Commission.

DESCRIPTION OF THE NOTES

General

The notes will be a series of our senior debt securities. The notes will be issued under a senior notes indenture, to be dated September 20, 2010 (the “indenture”), between us and U.S. Bank National Association, a national banking association, as trustee (the “trustee”). The following description of the notes may not be complete and is subject to and qualified in its entirety by reference to the indenture. Wherever we refer to particular sections or defined terms of the indenture, it is our intent that those sections or defined terms will be incorporated by reference in this prospectus supplement.

The notes will be issued in fully registered book-entry form without coupons and in denominations of $2,000 and integral multiples of $1,000 in excess thereof. We do not intend to apply for the listing of the notes on any securities exchange. The notes will be unsecured and will rank equally among themselves and with all of our other unsecured and unsubordinated indebtedness.

Since we are a holding company, our rights and the rights of our creditors, including holders of the notes, to participate in the assets of any of our subsidiaries upon the liquidation or reorganization of any of our subsidiaries will be subject to prior claims of the creditors of any such subsidiary, including, in the case of Silicon Valley Bank, its depositors, except to the extent that we are a creditor of such subsidiary with recognized claims against the subsidiary. Claims on our subsidiaries by creditors other than us may include claims with respect to long-term debt and substantial obligations with respect to deposit liabilities, federal funds purchased, securities sold under repurchase agreements, other short-term borrowings and various other financial obligations.

The notes are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

The notes will initially be limited to an aggregate principal amount of $350,000,000.

The notes will mature at 100% of their principal amount on September 15, 2020 (the “maturity date”). The notes will not be entitled to any sinking fund, which means that the indenture does not require us to redeem or retire the notes periodically.

Payments of principal and interest to owners of the book-entry interests described below are expected to be made in accordance with the procedures of The Depository Trust Company (“DTC”) and its participants.

For purposes of this “Description of the Notes” section, references to “we,” “us,” “our,” “the Company,” and “SVB Financial” refer only to the parent company, SVB Financial Group, and not to any of its consolidated subsidiaries.

Interest

The notes will bear interest at an annual rate equal to 5.375%. Interest on the notes will be payable semi-annually in arrears on March 15 and September 15 of each year (each such date, an “interest payment date”), beginning on March 15, 2011, to the persons in whose names the notes are registered at the close of business on the preceding March 1 and September 1 of each year. Interest on the notes at the maturity date will be payable to the persons to whom principal is payable. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. Interest payments on the notes will be the amount of interest accrued from and including September 20, 2010 or the most recent interest payment date on which interest has been paid to, but excluding, the interest payment date or the maturity date, as the case may be.

If an interest payment date, redemption date or the maturity date falls on a day that is not a business day, the related payment of interest and principal will be made on the next day that is a business day, and no interest on the notes or such payment will accrue for the period from and after such interest payment date, redemption date or maturity date, as the case may be.

When we refer to a “business day” with respect to the notes, we mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York or Santa Clara, California are authorized or required by law, regulation or executive order to close.

Ranking

The notes will be our senior unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness and will be effectively subordinated to our future secured indebtedness, to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of our subsidiaries. Because we are a holding company, our right to participate in any distribution of the assets of our banking or nonbanking subsidiaries, upon a subsidiary’s dissolution, winding-up, liquidation or reorganization or otherwise, and thus the ability of a holder of notes to benefit indirectly from such distribution, is subject to prior claims of creditors of any such subsidiary, except to the extent that we may be a creditor of that subsidiary and our claims are recognized. There are legal limitations on the extent to which some of our subsidiaries, including Silicon Valley Bank, may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us or some of our other subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under our contracts or otherwise to make any funds available to us. Our subsidiaries may, without notice or consent of the holders of the notes, incur additional debt and liabilities in the future, all of which would rank structurally senior to the notes. As of June 30, 2010, our consolidated subsidiaries had, in the aggregate, outstanding debt and other liabilities, including deposits, of approximately $13.3 billion, all of which would structurally rank senior to the notes in case of liquidation or otherwise. As of June 30, 2010, SVB Financial Group on an unconsolidated basis had an aggregate of approximately $256.4 million of outstanding senior debt and approximately $51.5 million of outstanding subordinated debt, $6.4 million of which was secured.

SVB Financial may from time to time, without notice or consent of the holders of the notes, incur additional senior indebtedness ranking equally with the notes as well as additional subordinated indebtedness ranking junior to the notes.

Optional Redemption by Us

We will have the option to redeem the notes in whole or in part, at any time, at a redemption price equal to the greater of (A) 100% of the principal amount of the notes to be redeemed or (B) as determined by the quotation agent described below, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, not including any portion of such payments of interest accrued as of the date on which the notes are to be redeemed, discounted to the date on which the notes are to be redeemed on a semiannual basis assuming a 360-day year consisting of twelve 30-day months, at the adjusted treasury rate described below plus 45 basis points, plus, in each case, accrued interest on the notes to be redeemed to, but excluding, the date on which the notes are to be redeemed. Notwithstanding the foregoing, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the indenture.

We will utilize the following procedures to calculate the adjusted treasury rate described in the previous paragraph. We will appoint J. P. Morgan Securities LLC or its successor, Banc of America Securities LLC or its successor, and one or more other primary U.S. Government securities dealers in New York City as reference dealers, and we will appoint J. P. Morgan Securities LLC or its successor to act as our quotation agent. If either J. P. Morgan Securities LLC or its successor or Banc of America Securities LLC or its successor is no longer a primary U.S. Government securities dealer, we will substitute another primary U.S. Government securities dealer in its place as a reference dealer.

The quotation agent will select a United States Treasury security which has a maturity comparable to the remaining maturity of our notes which would be used in accordance with customary financial practice to price new issues of corporate debt securities with a maturity comparable to the remaining maturity of our notes. The reference dealers will provide us with the bid and asked prices for that comparable United States Treasury security as of 5:00 p.m. on the third business day preceding the redemption date. We will calculate the average of the bid and asked prices provided by each reference dealer after eliminating the highest and the lowest reference dealer quotations.

However, if we obtain fewer than four reference dealer quotations, we will calculate the average of all the reference dealer quotations and not eliminate any quotations. We call this average quotation the comparable treasury price. If we receive only one reference dealer quotation, we will use such quotation. The adjusted treasury rate will be the semiannual equivalent yield to maturity of a security whose price is equal to the comparable treasury price, in each case expressed as a percentage of its principal amount.

We may redeem the notes at any time on a redemption date of our choice. However, we must give the holders of such notes notice of the redemption not less than 30 days or more than 60 days before the redemption date. We will give the notice in the manner described under “—Notices.” If we elect to redeem fewer than all the notes, the trustee will select the particular notes to be redeemed on a pro rata basis, by lot or by such other method of random selection, if any, that the trustee deems fair and appropriate.

Restrictive Covenants

Limitation on liens

As long as any of the notes are outstanding, we will not, and will not permit any subsidiary (defined as any corporation, a majority of the outstanding voting shares of which are owned, directly or indirectly, by us or one or more of our subsidiaries, or by us and one or more of our other subsidiaries) to, pledge, mortgage or hypothecate or permit to exist any pledge, mortgage or hypothecation or other lien upon any voting shares of any principal subsidiary bank to secure any indebtedness for borrowed money without making effective provisions whereby the notes then outstanding, and, at our option, any other senior indebtedness ranking equally with the notes, shall be equally and ratably secured with any and all such indebtedness.

Notwithstanding the foregoing, this covenant does not prohibit the mortgage, pledge or hypothecation of, or the establishment of a lien:

•

to secure our indebtedness or the indebtedness of a subsidiary as part of the purchase price of such voting shares, or incurred prior to, at the time of or within 120 days after acquisition thereof for the purpose of financing all or any part of the purchase price thereof;

•

by the acquisition by us or any subsidiary of any voting shares subject to mortgages, pledges, hypothecations or other liens existing thereon at the time of the acquisition (whether or not the obligations secured thereby are assumed by us or such subsidiary);

•

by the assumption by us or any subsidiary of obligations secured by mortgages on, pledges or hypothecations of, or other liens on, any such voting shares, existing at the time of the acquisition by us or such subsidiary of such voting shares;

•

by the extension, renewal or refunding (or successive extensions, renewals or refundings), in whole or in part, of any mortgage, pledge, hypothecation or other lien referred to in the foregoing three clauses; provided, however, that the principal amount of any and all other obligations and indebtedness secured thereby shall not exceed the principal amount so secured at the time of each extension, renewal or refunding, and that such extension, renewal or refunding shall be limited to all or a part of the voting shares that were subject to the mortgage, pledge, hypothecation or other lien so extended, renewed or refunded; or

•

by liens to secure loans or other extensions of credit by a subsidiary bank subject to Section 23A of the Federal Reserve Act or any successor or similar federal law or regulations promulgated thereunder.

This covenant also does not prohibit:

•

liens for taxes, assessments or other governmental charges or levies which are not yet due or are payable without penalty or of which the amount, applicability or validity is being contested by us or a subsidiary in good faith by appropriate proceedings and we or such subsidiary has set aside on the books adequate reserves with respect thereto (segregated to the extent required by generally accepted accounting principles); or

•	the lien of any judgment, if such judgment shall not have remained undischarged, or unstayed on appeal or otherwise, for more than 90 days.

The indenture defines a principal subsidiary bank as Silicon Valley Bank or any other U.S. subsidiary bank, the consolidated assets of which constitute 20% or more of our consolidated assets or any other subsidiary bank designated as a principal subsidiary bank pursuant to a board resolution and set forth in an officers’ certificate delivered to the trustee. The indenture defines voting shares as outstanding shares of capital stock of any class having voting power under ordinary circumstances to elect at least a majority of the board of directors.

Merger, Consolidation or Sale of Assets

The provisions set forth under “Description of the Senior Debt Securities—Merger, Consolidation or Sale of Assets” in the accompanying prospectus shall be applicable to the notes.

Additional Notes

We may in the future from time to time, without notice to or consent of the holders, increase the aggregate principal amount of the notes outstanding by creating and issuing additional notes having the same terms and conditions as the notes offered by this prospectus supplement in all respects, except for any differences in the issue date and price and interest accrued prior to the issue date of the additional notes; provided that no such additional notes may be issued unless they will be fungible with the notes offered hereby for U.S. federal income tax purposes; and provided, further, that the additional notes have the same CUSIP number as the notes offered hereby. The notes offered hereby and any additional notes would rank equally and ratably and would be treated as a single class for all purposes under the indenture. No additional notes may be issued if any event of default has occurred and is continuing with respect to the notes.

Events of Default, Notice and Waiver

The provisions set forth under “Description of the Senior Debt Securities—Events of Default” in the accompanying prospectus shall be applicable to the notes.

Modification of the Indenture

The provisions set forth under “Description of the Senior Debt Securities—Modification and Waiver” in the accompanying prospectus shall be applicable to the notes.

Discharge of Obligations

The provisions set forth under “Description of the Senior Debt Securities—Satisfaction and Discharge; Defeasance” in the accompanying prospectus shall be applicable to the notes.

Book-entry, Delivery and Form

General

The notes offered hereby will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will be issued on the issue date therefor only against payment in immediately available funds.

The notes offered hereby initially will be represented by one or more permanent global certificates (which may be subdivided) in definitive, fully registered form without interest coupons, which we refer to as the “global notes.”

The global notes will be deposited upon issuance with the trustee as custodian for DTC in the United States, and registered in the name of DTC or its nominee for credit to an account of a direct or indirect participant in DTC (including the Euroclear System (“Euroclear”) or Clearstream Banking, S.A. (“Clearstream”)), as described below under “—Depositary procedures.”

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below under “—Exchange of book-entry notes for certificated notes.”

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depositary procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them.

We do not take any responsibility for these operations and procedures and urge investors to contact the systems or their participants directly to discuss these matters. DTC is a limited-purpose trust company created to hold securities for its participating organizations, referred to as “participants,” and facilitate the clearance and settlement of transactions in those securities between DTC’s participants through electronic book-entry changes in accounts of its participants. DTC’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly, which entities are referred to as “indirect participants.”

Persons who are not DTC participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. DTC has no knowledge of the identity of beneficial owners of securities held by or on behalf of DTC. DTC’s records reflect only the identity of its participants to whose accounts securities are credited. The ownership interests and transfer of ownership interests of each beneficial owner of each security held by or on behalf of DTC are recorded on the records of DTC’s participants and indirect participants.

Pursuant to procedures established by DTC:

•	upon deposit of the global notes, DTC will credit the accounts of its participants designated by the underwriters with portions of the principal amount of the global notes; and

•

ownership of such interests in the global notes will be maintained by DTC (with respect to its participants) or by DTC’s participants and indirect participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes may hold their interests therein directly through DTC, if they are participants in such system, or indirectly through organizations (including Euroclear and Clearstream) that are participants or indirect participants in such system. Euroclear and Clearstream will hold interests in the notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositaries, which are Euroclear Bank, S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. The depositaries, in turn, will hold interests in the notes in customers’ securities accounts in the depositaries’ names on the books of DTC.

All interests in a global note, including those held through Euroclear or Clearstream, will be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream will also be subject to the procedures and requirements of these systems. The laws of some jurisdictions require that certain persons take physical delivery of certificates evidencing securities they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants, the ability of beneficial owners of interests in a global note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the notes, see “—Exchange of book-entry notes for certificated notes.”

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest on, a global note registered in the name of DTC or its nominee will be payable by the trustee (or the paying agent if other than the trustee) to DTC in its capacity as the registered holder under the indenture. We and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of us, the trustee or any of our respective agents has or will have any responsibility or liability for:

•

any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date in amounts proportionate to their respective holdings in the principal amount of the relevant security as shown on the records of DTC, unless DTC has reason to believe it will not receive payment on such payment date. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or us.

None of us or the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries. Cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in that system in accordance with the rules and procedures and within the established deadlines (Brussels time) of that system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositaries to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited and reported to the relevant Euroclear or Clearstream participant during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account with DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and the procedures may be discontinued at any time. None of us or the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The information in this section concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources that we believe to be reliable, but we do not take any responsibility for the accuracy thereof.

Exchange of Book-entry Notes for Certificated Notes

The global notes are exchangeable for certificated notes in definitive, fully registered form without interest coupons only in the following limited circumstances:

•	DTC (1) notifies us that it is unwilling or unable to continue as depositary for the global notes or (2) has ceased to be a clearing agency registered under the Exchange Act; or

•	if there shall have occurred and be continuing an event of default with respect to the notes.

In all cases, certificated notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Same-day Settlement and Payment

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

Trustee

U.S. Bank National Association will act as trustee for the notes. From time to time, we and some of our subsidiaries may maintain deposit accounts and conduct other banking transactions, including lending transactions, with the trustee in the ordinary course of business. Additionally, we maintain banking relationships with U.S. Bank National Association and its affiliates in the ordinary course of business. These banking relationships include correspondent banking and custodial services. Upon the occurrence of an event of default or an event which, after notice or lapse of time or both, would become an event of default under the notes, the trustee may be deemed to have a conflicting interest with respect to the other debt securities as to which we are not in default for purposes of the Trust Indenture Act and, accordingly, may be required to resign as trustee under the indenture. In that event, we would be required to appoint a successor trustee.

Notices

Any notices required to be given to the holders of the notes will be given to DTC.

Governing Law

The indenture and the notes are governed by and will be construed in accordance with the laws of the State of New York.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section is a discussion of certain material U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing U.S. federal income tax authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of purchasing, owning or disposing of the notes. The summary generally applies only to beneficial owners of the notes that purchase their notes in this offering for an amount equal to the issue price of the notes, which is the first price at which a substantial amount of the notes is sold for money to investors (not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), and that hold the notes as “capital assets” (generally, for investment). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner in light of the beneficial owner’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the “Code”), or a U.S. holder (as defined below) whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which may be subject to special rules (such as dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, real estate investment trusts, insurance companies, entities which are classified as partnerships for U.S. federal income tax purposes, tax-exempt entities, tax-deferred or other retirement accounts, certain former citizens or residents of the United States, persons holding notes as part of a hedging, conversion or integrated transaction or a straddle, or persons deemed to sell notes under the constructive sale provisions of the Code). Finally, the summary does not describe the effects of the U.S. federal estate and gift tax laws or the effects of any applicable foreign, state or local laws.

INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF U.S. FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE AND LOCAL LAWS, AND TAX TREATIES.

U.S. Holders

As used herein, the term “U.S. holder” means a beneficial owner of the notes that, for U.S. federal income tax purposes is (1) an individual citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if it (x) is subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “non-U.S. holder” is a beneficial owner of the notes (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder. If a partnership (including for this purpose any entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a note, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A beneficial owner of a note that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S. federal income tax consequences of purchasing, owning and disposing of the notes.

Taxation of Interest

A U.S. holder will be required to recognize as ordinary income any stated interest paid or accrued on the notes, in accordance with its regular method of tax accounting.

If the stated redemption price at maturity of the notes exceeds their issue price by a statutory de minimis amount or more, the notes will have original issue discount (“OID”) for U.S. federal income tax purposes equal to such excess. A U.S. holder will be required to include the OID in gross income (as ordinary income) periodically over the term of the notes on a constant yield to maturity basis, before receipt of any cash attributable to such income, and regardless of the U.S. holder’s regular method of tax accounting. The notes are not expected to be issued with OID, and the discussion herein generally assumes that the notes will not have OID.

Sale, Exchange, Redemption or Other Disposition of the Notes

A U.S. holder generally will recognize capital gain or loss if the holder disposes of a note in a sale, exchange, redemption or other taxable disposition. The U.S. holder’s gain or loss generally will equal the difference between the proceeds received by the holder (other than amounts attributable to accrued but unpaid interest) and the holder’s tax basis in the note. The U.S. holder’s tax basis in the note generally will equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the U.S. holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. holder has not previously included the accrued interest in income. The gain or loss recognized by a U.S. holder on a disposition of the note will be long-term capital gain or loss if the holder has held the note for more than one year, or short-term capital gain or loss if the holder has held the note for one year or less, at the time of the disposition. Long-term capital gains of non-corporate taxpayers currently are taxed at a reduced rate. Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitation.

New Legislation

Newly enacted legislation requires certain U.S. holders who are individuals, estates or trusts to pay a 3.8% tax on, among other things, interest on and capital gains from the sale or other disposition of notes for taxable years beginning after December 31, 2012. U.S. holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the notes.

Non-U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences relevant to a non-U.S. holder (as defined above).

Taxation of Interest

Subject to the discussion below under “—Income or Gains Effectively Connected with a U.S. Trade or Business,” payments of interest to non-U.S. holders are generally subject to U.S. federal income tax at a rate of 30 percent (or a reduced or zero rate under the terms of an applicable income tax treaty between the United States and the recipient’s country of residence), collected by means of withholding by the payor. Payments of interest on the notes to most non-U.S. holders, however, will qualify as “portfolio interest,” and thus will be exempt from U.S. federal income tax, including withholding of such tax, if the non-U.S. holders certify their nonresident status as described below. The portfolio interest exemption will not apply to payments of interest to a non-U.S. holder that:

•	owns, actually or constructively, shares of our stock representing at least 10 percent of the total combined voting power of all classes of our stock entitled to vote; or

•	is a “controlled foreign corporation” that is related, directly or indirectly, to us through sufficient stock ownership.

In general, a foreign corporation is a controlled foreign corporation if more than 50 percent of its stock (by vote or value) is owned, actually or constructively, by one or more U.S. persons that each owns, actually or constructively, at least 10 percent of the corporation’s voting stock.

The portfolio interest exemption, reduction of the withholding rate pursuant to the terms of an applicable income tax treaty and several of the special rules for non-U.S. holders described below apply only if the holder certifies its nonresident status. A non-U.S. holder can meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us or our paying agent prior to the payment. If the non-U.S. holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The non-U.S. holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Sale, Exchange, Redemption or Other Disposition of Notes

Non-U.S. holders generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange, redemption or other disposition of notes (other than with respect to payments attributable to accrued interest, which will be taxed as described under “—Non-U.S. Holders—Taxation of Interest” above). This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•

the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (and, generally, if required by an applicable income tax treaty, the gain is attributable to a U.S. permanent establishment maintained by the non-U.S. holder), in which case it would be subject to tax as described below under “Non-U.S. Holders—Income or Gains Effectively Connected with a U.S. Trade or Business;” or

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the year of the disposition and certain other conditions apply, in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain U.S. source capital losses, would be subject to a flat 30 percent tax, even though the individual is not considered a resident of the United States.

Income or Gains Effectively Connected With a U.S. Trade or Business

If any interest on the notes or gain from the sale, exchange, redemption or other disposition of the notes is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the income or gain will be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the same manner applicable to U.S. holders. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain generally will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of interest that are effectively connected with a U.S. trade or business (and, if a tax treaty applies, attributable to a permanent establishment or fixed base), and therefore included in the gross income of a non-U.S. holder, will not be subject to 30 percent withholding, provided that the holder claims exemption from withholding by timely filing a properly completed and executed IRS Form W-8ECI, or any applicable successor form, prior to the payment. If the non-U.S. holder is a corporation (including for this purpose any entity treated as a corporation for U.S. federal income tax purposes), that portion of its earnings and profits that is effectively connected with its U.S. trade or business generally also would be subject to a “branch profits tax.” The branch profits tax rate is generally 30 percent, although an applicable income tax treaty might provide for a lower rate.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest and proceeds paid by brokers to their customers. This reporting regime is reinforced by “backup withholding” rules, which require the payor to withhold from payments subject to information reporting if the recipient has failed to provide a correct taxpayer identification number to the payor, furnished an incorrect identification number, or repeatedly failed to report interest or dividends on tax returns. The backup withholding rate is currently 28 percent (effective for tax years through 2010, after which the maximum rate is scheduled to increase).

Payments of interest to U.S. holders of notes and payments made to U.S. holders by a broker upon a sale of notes generally will be subject to information reporting, and generally will be subject to backup withholding unless the holder (1) is an exempt payee, such as a corporation, or (2) provides the payor with a correct taxpayer identification number and complies with applicable certification requirements. If a sale is made through a foreign office of a foreign broker, however, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

We must report annually to the IRS the interest paid to each non-U.S. holder and the tax withheld, if any, with respect to such interest, including any tax withheld pursuant to the rules described under “—Non-U.S. Holders—Taxation of Interest” above. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides. Payments to non-U.S. holders of interest on the notes may be subject to backup withholding unless the non-U.S. holder certifies its non-U.S. status on a properly executed IRS Form W-8BEN or other appropriate form. Payments made to non-U.S. holders by a broker upon a sale of the notes will not be subject to information reporting or backup withholding as long as the non-U.S. holder certifies its non-U.S. status or otherwise establishes an exemption. However, if the non-U.S. holder holds the notes through certain foreign financial institutions, the financial institution may be required to report payments on the notes to the IRS. Non-U.S. holders should consult their tax advisors regarding the reporting requirements.

Any amounts withheld from a payment to a U.S. holder or non-U.S. holder of notes under the backup withholding rules generally can be credited against any U.S. federal income tax liability of the holder, provided the required information is timely furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans and other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons and penalties and liabilities under ERISA and the Code for the fiduciary of the Plan, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under other applicable federal, state, local, non-U.S. or other laws.

The acquisition or holding of the notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we, certain of our affiliates or the underwriters are or become a party in interest or disqualified person may result in a direct or indirect prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless the notes are acquired and held pursuant to an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the notes. These exemptions are: PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide limited relief from the prohibited transactions provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of securities offered hereby nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be acquired or held by any person investing “plan assets” of any Plan, Plan Asset Entity or otherwise by any person investing “plan assets” of any ERISA plan, unless in each case the purchaser or holder is eligible for exemptive relief available under one or more of the PTCEs listed above or another applicable statutory or similar exemption.

Any purchaser or holder of the notes or any interest therein will be deemed to have represented to SVB Financial Group or any of its affiliates by its acquisition and holding of the notes offered hereby that it either (1) is not a Plan or Plan Asset Entity and is not purchasing or holding the notes on behalf of or with the assets of any Plan or Plan Asset Entity, or (2) its purchase and holding the notes will not be prohibited transactions because they are covered by one of the PTCEs listed above, the “service provider exemption” or other statutory or administrative exemption from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code, or (3) it is a Non-ERISA Arrangement and its purchase and holding of the notes is not otherwise prohibited under any similar applicable law.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering acquiring the notes on behalf of or with the assets of any Plan, Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any similar laws to such investments as well as the availability of exemptive relief under any of the PTCEs listed above or the service provider exemption, as applicable. Purchasers of notes have exclusive responsibility for ensuring that their purchase and holding of notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any applicable Similar Laws. The sale of any notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives or underwriters that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement, dated as of the date of this prospectus supplement between us and the underwriters named below, for whom Banc of America Securities LLC and J.P. Morgan Securities LLC are acting as representatives, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below:

Name	Principal amount of notes
Banc of America Securities LLC.	$157,500,000
J.P. Morgan Securities LLC	157,500,000
Barclays Capital Inc.	17,500,000
Keefe, Bruyette & Woods, Inc.	17,500,000

Total	$350,000,000

The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus supplement are subject to certain conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement if any such notes are taken.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. In addition, the underwriters initially propose to offer the notes to certain dealers at prices that represent a concession not in excess of 0.40% of the principal amount of the notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of 0.25% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering prices and other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

The following table shows the underwriting discount that we will pay to the underwriters in connection with the offering of the notes:

Paid by us
Per note	0.650%
Total	$2,275,000

Expenses associated with this offering to be paid by us, other than underwriting discounts, are estimated to be approximately $985,000.

We have also agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

The notes are a new issue of securities, and there is currently no established trading market for the notes. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market making in the notes at any time at their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices you receive when you sell will be favorable.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating syndicate short positions. In addition, the underwriters may bid for and purchase notes in the open market to cover syndicate short positions or to stabilize the prices of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking, derivatives and/or financial advisory, investment banking and other commercial transactions and services with us and our affiliates for which they have received or will receive customary fees and commissions.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of notes to the public in that Member State, except that it may, with effect from and including such date, make an offer of notes to the public in that Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of notes to the public” in relation to any notes in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/7I/EC and includes any relevant implementing measure in Member State.

Each underwriter has represented and agreed that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “Act”)) in connection with the issue or sale of the notes in circumstances in which Section 21(1) of such Act does not apply to us and (b) it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to SVB Financial; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

VALIDITY OF NOTES

The validity of the notes offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain regulatory matters will be passed upon for us by Manatt, Phelps & Phillips, LLP, San Francisco, California. Certain legal matters in connection with the notes will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements of SVB Financial Group as of December 31, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated herein by reference, and upon the authority of such firm as experts in accounting and auditing.

PROSPECTUS

Senior Debt Securities

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process. This means:

•	we may offer and sell senior debt securities from time to time;

•	we will provide a prospectus supplement each time we offer and issue the senior debt securities; and

•

the applicable prospectus supplement will provide specific information about the terms of the senior debt securities offered under it and also may add, update or change information contained in this prospectus.

We will provide the specific terms of the senior debt securities in prospectus supplements to this prospectus. You should carefully read this prospectus and any applicable prospectus supplement as well as the documents incorporated or deemed to be incorporated by reference in this prospectus carefully before you invest.

The senior debt securities offered by this prospectus may be offered and sold in the same offering or in separate offerings; to or through underwriters, dealers, and agents; or directly to purchasers. If any agents or underwriters are involved in the sale of any of the senior debt securities offered by this prospectus, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. None of the senior debt securities offered by this prospectus may be sold without delivery of the applicable prospectus supplement describing the method and terms of the offering of those senior debt securities. See “Plan of Distribution.”

INVESTING IN OUR SENIOR DEBT SECURITIES INVOLVES SIGNIFICANT RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 2 OF THIS PROSPECTUS AND IN ANY APPLICABLE PROSPECTUS SUPPLEMENT BEFORE INVESTING IN ANY SENIOR DEBT SECURITIES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

OUR SENIOR DEBT SECURITIES TO BE OFFERED AND SOLD PURSUANT TO THIS PROSPECTUS WILL NOT BE SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY OF OUR BANK OR NON-BANK SUBSIDIARY AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

The date of this prospectus is September 15, 2010

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the United States Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may, from time to time, sell the senior debt securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the senior debt securities we may offer. Each time we sell senior debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in the prospectus and, accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in the prospectus supplement.

The prospectus supplement to be attached to the front of this prospectus may describe, as applicable: the terms of the senior debt securities offered; the initial public offering price; the price paid for the senior debt securities; net proceeds; and the other specific terms related to the offering of the senior debt securities.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus, any prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. No person has been authorized to give any information or make any representations in connection with this offering other than those contained or incorporated by reference in this prospectus, any accompanying prospectus supplement and any related issuer free writing prospectus in connection with the offering described herein and therein. Neither this prospectus nor any prospectus supplement nor any related issuer free writing prospectus shall constitute an offer to sell or a solicitation of an offer to buy offered securities in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of the senior debt securities, you should refer to the registration statement, including its exhibits.

You should read the entire prospectus and any prospectus supplement and any related issuer free writing prospectus, as well as the documents incorporated by reference, before making an investment decision. Neither the delivery of this prospectus or any prospectus supplement or any issuer free writing prospectus nor any sale made hereunder shall under any circumstances imply that the information contained or incorporated by reference herein or in any prospectus supplement or issuer free writing prospectus is correct as of any date subsequent to the date hereof or of such prospectus supplement or issuer free writing prospectus, as applicable. You should assume that the information appearing in this prospectus, any prospectus supplement or any document incorporated by reference is accurate only as of the date of the applicable documents, regardless of the time of delivery of this prospectus or any sale of securities. Our business, financial condition, results of operations and prospects may have changed since that date.

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Prospectus Summary

This summary highlights information contained elsewhere in this prospectus and the documents incorporated herein by reference. You should carefully read this entire prospectus and any applicable prospectus supplement, including each of the documents incorporated herein or therein by reference, before making an investment decision. When we use or refer to “SVB Financial Group,” the “Company”, “we,” “our,” “us” or other similar words, we mean SVB Financial Group and all of its subsidiaries collectively, unless the context otherwise requires or expressly indicated.

SVB Financial Group

SVB Financial is a diversified financial services company, as well as a bank holding company and financial holding company. It was incorporated in the state of Delaware in March 1999. Through our various subsidiaries and divisions, we offer a variety of banking and financial products and services. For over 25 years, we have been dedicated to helping entrepreneurs succeed, especially in the technology, life science, venture capital/private equity and premium wine industries. We provide our clients of all sizes and stages with a diverse set of products and services to support them throughout their life cycles.

We offer commercial banking products and services through our principal subsidiary, Silicon Valley Bank (the “Bank”), which is a California state-chartered bank founded in 1983 and a member of the Federal Reserve System. Through its subsidiaries, the Bank also offers brokerage, investment advisory and asset management services. We also offer non-banking products and services, such as funds management, venture capital investment and equity valuation services, through our subsidiaries and divisions.

We operate through 26 offices in the United States, as well as offices in China, India, Israel and the United Kingdom.

Other Information

Our principal executive offices are located at 3003 Tasman Drive, Santa Clara, California 95054, and our telephone number is (408) 654-7400. We maintain a website at www.svb.com. We are not incorporating the contents of, or information accessible through, our website into this prospectus.

RISK FACTORS

Investment in any securities offered pursuant to this prospectus involves risks. The prospectus supplement applicable to each offering of our securities will contain a discussion of the risks applicable to an investment in our securities. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in the applicable prospectus supplement, together with all of the other information contained or incorporated by reference in the prospectus supplement or this prospectus. You should also consider the risks, uncertainties and assumptions discussed under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and any updates described in our Quarterly Reports on Form 10-Q, all of which are incorporated herein by reference, and may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future and any prospectus supplement related to a particular offering. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. The occurrence of any of these known or unknown risks might cause you to lose all or part of your investment in the offered securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, each prospectus supplement and the information incorporated by reference in this prospectus and each prospectus supplement contain certain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements typically are identified by use of terms such as “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “believes,” “will,” “should,” “could,” “may,” and similar expressions, although some forward-looking statements are expressed differently. Those statements appear in this prospectus, any accompanying prospectus supplement and the documents incorporated herein and therein by reference, particularly in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and include statements regarding the intent, belief or current expectations of the Company and management that are subject to known and unknown risks, uncertainties and assumptions.

This prospectus, any prospectus supplement and the information incorporated by reference in this prospectus and any prospectus supplement also contain statements that are based on management’s current expectations and beliefs, including estimates and projections about our business, industry, financial condition, results of operations, and other matters. Forward-looking statements provide our expectations or predictions of future conditions, events or results. These statements are not guarantees of future performance and are subject to numerous risks, uncertainties, and assumptions that are difficult to predict.

By their nature, forward-looking statements are subject to risks and uncertainties. These statements speak only as of the date they are made. Our actual results could differ materially from those anticipated by these forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements contained herein after we distribute this prospectus, whether as a result of any new information, future events or otherwise. There are a number of factors, many of which are beyond our control, that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. The factors are generally described in our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q under the caption “Risk Factors.”

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a historical basis for each of the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference in this prospectus.

	Six months ended June 30, 2010	Year ended December 31,
		2009	2008	2007	2006	2005
Excluding Interest on Deposits
Ratio of earnings to fixed charges	5.78x	3.57x	3.51x	4.46x	6.17x	16.86x

Including Interest on Deposits
Ratio of earnings to fixed charges	4.05x	2.53x	2.70x	3.82x	4.98x	8.44x

The ratio of earnings to fixed charges has been computed on a consolidated basis. Earnings consist of income before noncontrolling interest and income tax expense, and income from equity investees, as adjusted for fixed charges. Fixed charges, including interest on deposits, consist of interest expense, amortization and debt issuance costs, and the estimated interest component of rental expense. Fixed charges, excluding interest on deposits, consist of interest expense (other than on deposits), amortization and debt issuance costs, and the estimated interest component of rental expense.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of securities offered by this prospectus for general corporate purposes, including working capital. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. As a result, unless otherwise indicated in the prospectus supplement, our management will have broad discretion to allocate the net proceeds of the offerings.

DESCRIPTION OF THE SENIOR DEBT SECURITIES

This prospectus describes the general terms and provisions of our senior debt securities. When we offer to sell a particular series of senior debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of senior debt securities.

Unless otherwise specified in a supplement to this prospectus, the senior debt securities will be our direct, unsecured and senior obligations and will rank equally with all of our other unsecured and senior indebtedness.

The senior debt securities will be issued under an indenture between us and U.S. Bank, National Association.

The following is a summary of selected provisions and definitions of the indenture and senior debt securities to which any prospectus supplement may relate. The summary of selected provisions of the indenture and the senior debt securities appearing below is not complete and is subject to, and qualified entirely by reference to, all of the provisions of the indenture and certificates evidencing the applicable senior debt securities. For additional information, you should look at the indenture that is filed as an exhibit to the registration statement that includes the prospectus and the certificate evidencing the applicable senior debt security to be filed as an exhibit to a report incorporated by reference in this prospectus and the applicable prospectus supplement. In this description of the senior debt securities, the words “we,” “us,” “our” or “the company” refer only to SVB Financial Group and not to any of our subsidiaries, unless we expressly state or the context otherwise requires.

The following description sets forth selected general terms and provisions of the indenture and senior debt securities to which any prospectus supplement may relate. Other specific terms of the indenture and senior debt securities will be described in the applicable prospectus supplement. If any particular terms of the indenture or senior debt securities described in a prospectus supplement differ from any of the terms described below, then the terms described below will be deemed to have been superseded by that prospectus supplement.

General

Senior debt securities may be issued in separate series without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the senior debt securities of any series.

We are not limited as to the amount of senior debt securities we may issue under the indenture, though such amount shall be limited by the aggregate principal amount of senior debt securities that we may sell under any applicable prospectus supplement. Unless otherwise provided in a prospectus supplement, a series of senior debt securities may be reopened to issue additional senior debt securities of such series.

The prospectus supplement relating to a particular series of senior debt securities will set forth:

•	the offering price;

•	the title;

•	any limit on the aggregate principal amount;

•	the person who shall be entitled to receive interest, if other than the record holder on the record date;

•	the date or dates the principal will be payable;

•

the interest rate or rates, which may be fixed or variable, if any, the date from which interest will accrue, the interest payment dates and the regular record dates, or the method for calculating the dates and rates;

•	the place where payments may be made;

•	any mandatory or optional redemption provisions or sinking fund provisions and any applicable redemption or purchase prices associated with these provisions;

•	if issued other than in denominations of U.S. $1,000 or any multiple of U.S. $1,000, the denominations in which the senior debt securities shall be issuable;

•	if applicable, the method for determining how the principal, premium, if any, or interest will be calculated by reference to an index or formula;

•

if other than U.S. currency, the currency or currency units in which principal, premium, if any, or interest will be payable and whether we or a holder may elect payment to be made in a different currency;

•

if the principal, premium, if any, or interest will be payable at the election of the Company or holder in one or more currencies or currency units other than that or those stated by the senior debt securities, the currency or currency units in which such payments shall be payable, the periods within which and the terms and conditions upon which such election is to be made and the amount so payable;

•	the portion of the principal amount that will be payable upon acceleration of maturity, if other than the entire principal amount;

•

if the principal amount payable at stated maturity will not be determinable as of any date prior to stated maturity, the amount or method for determining the amount which will be deemed to be the principal amount;

•

if applicable, that the senior debt securities shall be subject to the defeasance provisions described below under “Satisfaction and Discharge; Defeasance” or such other defeasance provisions specified in the applicable prospectus supplement for the senior debt securities;

•	any conversion or exchange provisions;

•	whether the senior debt securities will be issuable in the form of a global security;

•	any deletions of, or changes or additions to, the events of default, acceleration provisions or covenants;

•	any security registrars or other agents for the senior debt securities, if other than the trustee;

•	any provisions relating to any security provided for the senior debt securities, including any provisions regarding the circumstances under which collateral may be released or substituted;

•	any provisions relating to guaranties for the senior debt securities and any circumstances under which there may be additional obligors;

•	any provisions granting special rights to holders when a specified event occurs;

•	any special interest premium or other premium; and

•	any other specific terms of such senior debt securities.

Senior debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at time of issuance is below market rates. The U.S. federal income tax considerations applicable to senior debt securities sold at a discount will be described in the applicable prospectus supplement.

For purposes of this “Description of the Senior Debt Securities” section, references to “we,” “us,” “our,” “the Company,” and “SVB Financial” refer only to the parent company, SVB Financial Group, and not to any of its consolidated subsidiaries.

Exchange and Transfer

Senior debt securities may be transferred or exchanged at the office of the security registrar or at the office of any transfer agent designated by us.

We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange.

In the event of any partial redemption of senior debt securities of any series, we will not be required to:

•

issue, register the transfer of, or exchange, any senior debt security of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any senior debt security of that series selected for redemption, in whole or in part, except the unredeemed portion being redeemed in part.

We will appoint the trustee as the initial security registrar. Any registrar, in addition to the security registrar initially designated by us, will be named in the prospectus supplement. We may designate additional registrars or change registrars or change the office of the registrars. However, we will be required to maintain a registrars in each place of payment for the senior debt securities of each series.

Global Securities

The senior debt securities of any series may be represented, in whole or in part, by one or more global securities. Each global security will:

•	be registered in the name of a depositary, or its nominee, that we will identify in a prospectus supplement;

•	be delivered to the depositary or nominee or custodian; and

•	bear any required legends.

No global security may be exchanged in whole or in part for senior debt securities registered in the name of any person other than the depositary or any nominee unless:

•	the depositary has notified us that it is unwilling or unable to continue as depositary or has ceased to be qualified to act as depositary;

•	an event of default has occurred and is continuing with respect to the senior debt securities of the applicable series; or

•	any other circumstance described in a prospectus supplement has occurred permitting or requiring the issuance of any such security.

Payment and Paying Agents

Unless otherwise indicated in a prospectus supplement, the provisions described in this paragraph will apply to the senior debt securities. Payment of interest on a senior debt security on any interest payment date will be made to the person in whose name the senior debt security is registered at the close of business on the regular record date. Payment on senior debt securities of a particular series will be payable at the office of a paying agent or paying agents designated by us. However, at our option, we may pay interest by mailing a check to the record holder. The trustee will be designated as our initial paying agent.

We may also name any other paying agents in a prospectus supplement. We may designate additional paying agents, change paying agents or change the office of any paying agent. However, we will be required to maintain a paying agent in each place of payment for the senior debt securities of a particular series.

All amounts paid by us to a paying agent for payment on any senior debt security that remain unclaimed for a period ending the earlier of:

•	10 business days prior to the date the money would escheat to the applicable state; or

•	at the end of two years after such payment was due,

will be repaid to us thereafter. The holder may look only to us for such payment.

Merger, Consolidation or Sale of Assets

Unless we indicate otherwise in a prospectus supplement with respect to a particular series of senior debt securities, we may not consolidate with or merge into any other person, in a transaction in which we are not the surviving entity, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless:

•	the successor entity, if any, is a U.S. corporation;

•	the successor entity expressly assumes, pursuant to a supplemental indenture, our obligations on the senior debt securities and under the indenture;

•

immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing and no event which, after notice or the lapse of time or both, would become a default or event of default, shall have occurred and be continuing; and

•	certain other conditions specified in the indenture are met.

Upon any such consolidation or merger, or conveyance or transfer, the successor corporation formed, or into which we are merged or to which such conveyance or transfer is made, shall succeed to, and be substituted for, us under the indenture.

This covenant would not apply to any recapitalization transaction, change of control of us or a transaction in which we incur a large amount of additional debt unless the transactions or change of control included a merger or consolidation or transfer of all or substantially all of our assets. There are no covenants or other provisions in the indenture providing for a put or increased interest or that would otherwise afford holders of the notes additional protection in the event of a recapitalization transaction, a change of control of us or a transaction in which we incur or acquire a large amount of additional debt.

Although there is a limited body of case law interpreting the phrase “substantially as an entirety” and similar phrases, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve the property or assets of a person “substantially as an entirety.”

Covenants

Unless otherwise indicated above or in a prospectus supplement with respect to a particular series of senior debt securities, the senior debt securities will not contain any financial or restrictive covenants.

Events of Default

Unless we indicate otherwise in a prospectus supplement, the following will be events of default for any series of senior debt securities under the indenture:

(1)	we fail to pay the principal or redemption price of or any premium on any senior debt security of that series when due;

(2)	we fail to pay any interest on any senior debt security of that series for 30 days after it becomes due;

(3)	we fail to deposit any sinking fund payment when due;

(4)	we fail to perform any other covenant in the indenture and such failure continues for 90 days after we are given the notice required in the indenture; and

(5)	certain events involving bankruptcy, insolvency or reorganization of the company.

Additional or different events of default applicable to a series of senior debt securities may be described in a prospectus supplement. An event of default of one series of senior debt securities is not necessarily an event of default for any other series of senior debt securities.

The trustee may withhold notice to the holders of any default, except defaults in the payment of principal, premium, if any, interest, any sinking fund installment on, or with respect to any conversion right of, the senior debt securities of such series. However, the trustee must consider it to be in the interest of the holders of the senior debt securities of such series to withhold this notice.

Unless we indicate otherwise in a prospectus supplement, if an event of default, other than an event of default described in clause (5) above, shall occur and be continuing with respect to any series of senior debt securities, either the trustee or the holders of at least 25 percent in aggregate principal amount of the outstanding senior debt securities of that series may declare the principal amount and premium, if any, of all the senior debt securities of that series, or if any senior debt securities of that series are original issue discount securities, such other amount as may be specified in the applicable prospectus supplement, in each case together with accrued and unpaid interest, if any, thereon, to be due and payable immediately.

Unless we indicate otherwise in a prospectus supplement, if an event of default described in clause (5) above shall occur, the principal amount and premium, if any, of all the senior debt securities of that series, or if any senior debt securities of that series are original issue discount securities, such other amount as may be specified in the applicable prospectus supplement, in each case together with accrued and unpaid interest, if any, thereon, will automatically become immediately due and payable.

After acceleration, the holders of a majority in aggregate principal amount of the outstanding senior debt securities of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal or other specified amounts or interest or a default relating to a covenant or other provision of the indenture that cannot be waived without the consent of each holder of outstanding debt securities of that series, have been cured or waived.

Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders shall have offered to the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the outstanding senior debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

A holder of senior debt securities of any series will not have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture, unless:

(1)	the holder has previously given to the trustee written notice of a continuing event of default with respect to the senior debt securities of that series;

(2)	the holders of at least 25 percent in aggregate principal amount of the outstanding senior debt securities of that series have made a written request and have offered reasonable indemnity to the trustee to institute the proceeding; and

(3)	the trustee has failed to institute the proceeding and has not received direction inconsistent with the original request from the holders of a majority in aggregate principal amount of the outstanding senior debt securities of that series within 60 days after the original request.

Holders may, however, sue to enforce the payment of principal, premium or interest on any senior debt security on or after the due date or to enforce the right, if any, to convert any senior debt security (if the debt security is convertible) without following the procedures listed in (1) through (3) above.

We will furnish the trustee an annual statement from our officers as to whether or not we are in default in the performance of the conditions and covenants under the indenture and, if so, specifying all known defaults.

Modification and Waiver

Unless we indicate otherwise in a prospectus supplement, the applicable trustee and we may make modifications and amendments to an indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding senior debt securities of each series affected by the modification or amendment.

We may also make modifications and amendments to the indenture for the benefit of holders without their consent, for certain purposes including, but not limited to:

•	providing for our successor to become the obligor and assume the covenants under the indenture;

•	adding covenants or events of default, provided that such action shall not adversely affect the holders in any material respect;

•	making certain changes to facilitate the issuance of the senior debt securities;

•	securing the senior debt securities;

•	providing for a successor trustee or additional trustees;

•	curing any ambiguities or inconsistencies, provided that such action shall not adversely affect the holders in any material respect;

•	providing for guaranties of, or additional obligors on, the senior debt securities;

•	permitting or facilitating the defeasance and discharge of the senior debt securities provided that such action shall not adversely affect the holders in any material respect; and

•	other changes specified in the indenture.

However, neither the trustee nor we may make any modification or amendment without the consent of the holder of each outstanding security of that series affected by the modification or amendment if such modification or amendment would:

•	change the stated maturity of any senior debt security;

•

reduce the principal, premium, if any, or interest on any senior debt security or any amount payable upon redemption or repurchase, whether at our option or the option of any holder, or reduce the amount of any sinking fund payments;

•	reduce the principal of an original issue discount security or any other senior debt security payable on acceleration of maturity;

•	change the place of payment or the currency in which any senior debt security is payable;

•	impair the right to enforce any payment after the stated maturity or redemption date;

•	adversely affect the right to convert any senior debt security if the senior debt security is a convertible debt security; or

•	change the provisions in the indenture that relate to modifying or amending the indenture or waiver of past defaults.

Satisfaction and Discharge; Defeasance

We may be discharged from our obligations on the senior debt securities, subject to limited exceptions, of any series that have matured or will mature or be redeemed within one year if we deposit enough money with the trustee to pay all the principal, interest and any premium due to the stated maturity date or redemption date of the senior debt securities.

The indenture contains a provision that permits us to elect either or both of the following:

•

we may elect to be discharged from all of our obligations, subject to limited exceptions, with respect to any series of senior debt securities then outstanding. If we make this election, the holders of the senior debt securities of the series will not be entitled to the benefits of the indenture, except for the rights of holders to receive payments on senior debt securities or the registration of transfer and exchange of senior debt securities and replacement of lost, stolen or mutilated senior debt securities.

•

we may elect to be released from our obligations under some or all of any financial or restrictive covenants applicable to the series of senior debt securities to which the election relates and from the consequences of an event of default resulting from a breach of those covenants.

To make either of the above elections, we must irrevocably deposit in trust with the trustee enough money to pay in full the principal, interest and any premium on the senior debt securities. This amount may be made in cash and/or U.S. government obligations or, in the case of senior debt securities denominated in a currency other than U.S. dollars, cash in the currency in which such series of senior debt securities is denominated and/or foreign government obligations. As a condition to either of the above elections, for senior debt securities denominated in U.S. dollars we must deliver to the trustee an opinion of counsel that the holders of the senior debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the action.

With respect to senior debt securities of any series that are denominated in a currency other than United States dollars, “foreign government obligations” means:

•

direct obligations of the government that issued or caused to be issued the currency in which such senior debt securities are denominated and for the payment of which obligations its full faith and credit is pledged, or, with respect to senior debt securities of any series which are denominated in Euros, direct obligations of certain members of the European Union for the payment of which obligations the full faith and credit of such members is pledged, which in each case are not callable or redeemable at the option of the issuer thereof; or

•

obligations of a person controlled or supervised by or acting as an agency or instrumentality of a government described in the bullet above the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by such government, which are not callable or redeemable at the option of the issuer thereof.

Reports

The indenture provides that any reports or documents that we file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act will be filed with the trustee within 15 days after the same is filed with the SEC. Documents filed by us with the SEC via the EDGAR system will be deemed filed with the trustee as of the time such documents are filed with the SEC.

Notices

Notices to holders will be given by mail to the addresses of the holders in the security register.

Governing Law

The indenture and the senior debt securities will be governed by, and construed under, the laws of the State of New York.

No Personal Liability of Directors, Officers, Employees and Stockholders

No incorporator, stockholder, employee, agent, officer, director or subsidiary of ours will have any liability for any obligations of ours, or because of the creation of any indebtedness under the senior debt securities, the indenture or any supplemental indenture. The indenture provides that all such liability is expressly waived and released as a condition of, and as a consideration for, the execution of such indenture and the issuance of the senior debt securities.

Regarding the Trustee

The indenture limits the right of the trustee, should it become our creditor, to obtain payment of claims or secure its claims.

The trustee will be permitted to engage in certain other transactions with us. However, if the trustee acquires any conflicting interest, and there is a default under the senior debt securities of any series for which it is trustee, the trustee must eliminate the conflict or resign.

PLAN OF DISTRIBUTION

We may sell the securities offered through this prospectus (1) to or through underwriters or dealers, (2) directly to purchasers, including our affiliates, (3) through agents, or (4) through a combination of any of these methods. The securities may be distributed at a fixed price or prices, which may be changed, market prices prevailing at the time of sale, prices related to the prevailing market prices, or negotiated prices. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities;

•	the net proceeds from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale through Underwriters or Dealers

If underwriters are used in the sale, the underwriters will acquire the securities for their own account, including through underwriting, purchase, security lending or repurchase agreements with us. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the securities in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. The prospectus supplement will include the names of the principal underwriters, the respective amount of securities underwritten, the nature of the obligation of the underwriters to take the securities and the nature of any material relationship between an underwriter and us.

If dealers are used in the sale of securities offered through this prospectus, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The prospectus supplement will include the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We may sell the securities offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such securities may also be sold through agents designated from time to time. The prospectus supplement will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable to the agent by us. Unless otherwise indicated in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the prospectus supplement.

Delayed Delivery Contracts

If the prospectus supplement indicates, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Market Making, Stabilization and Other Transactions

Unless the applicable prospectus supplement states otherwise, each series of offered securities will be a new issue and will have no established trading market. We may elect to list any series of offered securities on an exchange. Any underwriters that we use in the sale of offered securities may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the securities will have a liquid trading market.

Any underwriter may also engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934, as amended. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Electronic Auctions

We may also make sales through the Internet or through other electronic means. Since we may from time to time elect to offer securities directly to the public, with or without the involvement of agents, underwriters or dealers, utilizing the Internet or other forms of electronic bidding or ordering systems for the pricing and allocation of such securities, you should pay particular attention to the description of that system we will provide in a prospectus supplement.

Such electronic system may allow bidders to directly participate, through electronic access to an auction site, by submitting conditional offers to buy that are subject to acceptance by us, and which may directly affect the price or other terms and conditions at which such securities are sold. These bidding or ordering systems may present to each bidder, on a so-called “real-time” basis, relevant information to assist in making a bid, such as the clearing spread at which the offering would be sold, based on the bids submitted, and whether a bidder’s individual bids would be accepted, prorated or rejected. For example, the clearing spread could be indicated as a number of “basis points” above an index treasury note. Of course, many pricing methods can and may also be used.

Upon completion of such an electronic auction process, securities will be allocated based on prices bid, terms of bid or other factors. The final offering price at which securities would be sold and the allocation of securities among bidders would be based in whole or in part on the results of the Internet or other electronic bidding process or auction.

General Information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Larry Sonsini, Chairman, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, is an advisory director of SVB Financial Group with no voting power.

EXPERTS

The consolidated financial statements of SVB Financial Group as of December 31, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated herein by reference, and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge through the Internet. These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

We have filed with the SEC a registration statement under the Securities Act of 1933 relating to the offering of these securities. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement, at prescribed rates, from the SEC at the address listed above. The registration statement and the documents referred to below under “Information Incorporated by Reference” are also available on our website at www.svb.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement. We incorporate by reference the documents listed below that we have previously filed with the SEC (excluding any portions of any Form 8-K that are not deemed “filed” pursuant to the General Instructions of Form 8-K):

•

our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 1, 2010, including the information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 from our Definitive Proxy Statement on Schedule 14A filed on March 10, 2010;

•	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2010, filed on May 7, 2010 and the quarter ended June 30, 2010, filed on August 6, 2010; and

•

our Current Reports on Form 8-K filed on January 11, 2010, April 26, 2010, June 16, 2010, July 27, 2010, August 31, 2010 and September 15, 2010 and Amendment to Current Report on Form 8-K/A filed on January 11, 2010.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion or termination of the offering, but excluding any information deemed furnished and not filed with the SEC. Any statements contained in a previously filed document incorporated by reference into this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in a subsequently filed document also incorporated by reference herein, modifies or supersedes that statement.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. In case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, at no cost to the requester, a copy of any and all of the information that is incorporated by reference in this prospectus.

Requests for such copies should be directed to our Investor Relations department, at the following address:

SVB Financial Group

3003 Tasman Drive

Santa Clara, CA 95054

(408) 654-6364

You may also access the documents incorporated by reference in this prospectus through our website at www.svb.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.